UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Abengoa, S.A. (the “Company”), in compliance with the Spanish Securities Market Act, informs the Spanish securities market regulator (“Comisión Nacional del Mercado de Valores”) about the Annual Corporate Governance Report for the fiscal year 2013.

Miguel Ángel Jiménez-Velasco Mazarío

Secretario General

Annual corporate governance report _ A. Ownership Structure _ B. General Meeting _ C. Structure of the company’s governing body _ D. Connected transactions and intra-group transactions _ E. Risks Management and Monitoring Systems _ F. System of Internal Control over Financial Reporting _ G. Degree to which corporate governance recommendations are followed _ H. Other information of interest

Annual Report 2013 / ABENGOA 1 Annual corporate governance report A. Ownership Structure A.1 Complete the following table on the company’s stock capital: Date of Last Modification Stock capital (€) Number of shares Number of voting rights 10-29-2013 91,856,888.71 825,562,690 9,185,688,871 Indicate whether different types of shares exist with different rights associated: Yes. Class Number of shares Nominal unit Unit number of voting rights Different rights A 84,445,719 1 100 Without different rights B 741,116,971 0.01 1 See the Other Information of Interest section at the end of the report A.2 List the direct and indirect holders of significant ownership interests in the company at the end of the financial year, excluding board members Personal or Corporate Name of shareholder Number of direct voting rights Direct owner of shares Number of voting rights % of total voting rights Inversión Corporativa, I.C, S.A. 4,739,411,192 Finarpisa, S.A. 568,379,032 51.60 % Finarpisa, S.A. 568,379,032 - - 6.19 % Indicate the most significant movements in the shareholding structure of the company during the year: Not applicable.

2

Annual Report 2013 / ABENGOA

Annual corporate governance report

A.3 Complete the following tables on company board members that hold voting rights through company shares:

Personal or Corporate Name of Board member	Number of direct voting rights	Indirect voting rights		% of total voting rights
		Direct owner of shares	Number of voting rights	
Felipe Benjumea Llorente	414,170	Ardachon, S.L.	4,300,905	0.0513
Aplicaciones Digitales S.L.	4,737,756		-	0.0516
Manuel Sánchez Ortega	913,167		-	0.0099
José Joaquín Abaurre Llorente	197,600		-	0.0022
José Luis Aya Abaurre	6,823,338		-	0.0743
Mª Teresa Benjumea Llorente	1,288,560		-	0.0140
Javier Benjumea Llorente	404,352		-	0.0044
José Borrell Fontelles	41,695		-	0.0005
Mercedes Gracia Díez	2,500		-	0.0000
Ricardo Martínez Rico	2,565		-	0.0000
Claudio Santiago Ponsa	20,800		-	0.0002
Ignacio Solís Guardiola	1,768,000		-	0.0192
Fernando Solís Martínez-Campos	5,286,528	Dehesa del Mesto, S.A.	3,581,760	0.0965
Carlos Sundheim Losada	247,118		-	0.0027
Alicia Velarde Valiente	41,600		-	0.0005

% total of voting rights held by board of directors 0.3274

Complete the following tables on members of the company's Board of Directors that hold rights over company shares:

Not applicable.

A.4 Indicate, as the case may be, any family, business, contractual or corporate relationship between owners of significant shares, insofar as it is known to the company, unless if such bears little relevance to or arises from the ordinary trading or course of business:

Personal or Corporate Name of related	Type of relationship	Brief description
Inversión Corporativa, I.C, S.A. Finarpisa, S.A.	Societal	Inversión Corporativa, I.C, S.A holds 100 % shares in Finarpisa, S.A.

A.5 Indicate, as the case may be, any commercial, contractual or corporate relationship between owners of significant shares on the one hand, and the company and/or its group on the other, unless such bears little relevance to or arises from the ordinary trading or course of business:

Not applicable

3 Annual Report 2013 / ABENGOA

Annual corporate governance report

A.6 Indicate whether the company was informed of any shareholders' agreements affecting the company in accordance with Article 530 and 531 of the Spanish Corporations Act. If so, provide a brief description and list the shareholders bound by such agreement:

Yes.

Participants of the shareholder agreement	% of stock capital affected	Brief description of agreement
Finarpisa, S.A. Inversión Corporativa, I.C., S.A.	57.79 %	On November 9, 2011, Inversión Corporativa IC SA and Finarpisa SA signed an agreement to regulate the exercise of their respective voting rights in the general meetings of Abengoa in relation to the proposal, appointment, ratification, re-election or replacement of a board member to represent First Reserve Corporation. By virtue of said agreement, Inversión Corporativa IC SA and Finarpisa SA jointly agreed to vote for: (i) the appointment of the candidate proposed to said board to serve as board member designated by investor based on the co-optation procedure; and (b) the proposal to recommend, during the next general meeting, that the shareholders of Abengoa to appoint, if need be, a replacement for the board member designated by investor on the Board of Directors. (ii) to vote in the corresponding general meeting of shareholders of Abengoa for the appointment of the candidate proposed by the Investor. (iii) FRC or any of its subsidiaries holding Abengoa class B shares or any other instrument convertible in, or exchangeable for, Abengoa Class B shares may not propose or ask the Board of Directors to recommend that the shareholders make any kind of changes to the Company Bylaws which may adversely affect the equality rights of Class B shares and Class A shares such as envisaged in the Bylaws
Finarpisa, S.A. Inversión Corporativa, I.C., S.A.	57.79 %	On August 27, 2012, Inversión Corporativa IC SA and its subsidiary, Finarpisa SA, amended the shareholders' agreement with the Abengoa shareholder, First Reserve Corporation. The amendment was that FRC or any of its subsidiaries holding Abengoa class B shares or any other instrument convertible in, or exchangeable for, Abengoa Class B shares, issued in accordance with the Investment Agreement stipulations or with any other transaction document, may not propose or ask the Board of Directors to recommend that the shareholders make any kind of changes to the Company Bylaws which may adversely affect the equality rights of Class B shares and Class A shares as regards the distribution of dividends or analogous such as envisaged in the Bylaws, and that they shall vote against such a proposal if submitted by any other shareholder or by the board of directors".
Abengoa, S.A. Inversión Corporativa, I.C., S.A.	57.79 %	On August 27, 2012, Abengoa S.A. entered a shareholders' agreement with its top shareholder, Inversión Corporativa, I.C., S.A by virtue of which the latter directly or indirectly warrants and undertakes the following through its subsidiary, Finarpisa S.A.: (i) To vote in favour of the agreements regarding points 2nd, 3rd, 4th, 5th, 6th and 7th on the Agenda of the Shareholders' General Meeting held on September 30, 2012, as long as it is first verified that the aforementioned agreements are approved by the majority of the shareholders of another class other than those of Inversión Corporativa; (ii) not to exercise its voting rights except up to a maximum of 55.93% in cases in which, as a result of the exercise of the rights of conversion of Class A shares into Class B shares expected to be included in the Corporate Bylaws, the total percentage of the voting rights it holds are seen increased over the company's entire voting rights; (iii) that the percentage of the number of shares with voting rights held at all times (whether such shares are Class A or Class B) over the company's total number of shares not be at any time lower than one fourth of the percentage of the voting rights that said shares may allocate to Inversión Corporativa in relation to the company's total number of voting rights; and that, should such be the case, Class A share should be transferred or converted into Class B, in the amount deemed necessary to sustain such proportion.

Specifically state any amendments to, or terminations of such accords or concerted actions during the year:

No.

Annual Report 2013 / ABENGOA 4 Annual corporate governance report A.7 Indicate whether any individual or corporate body currently exercises, or could exercise control over the company pursuant to Article 4 of the Spanish Securities Market Act. If so, please identify: Yes. Personal or Corporate Name. Inversión Corporativa, I.C, S.A. Comments Inversión Corporativa, I.C, S.A. is the direct holder of 51.60 % of the stock capital of Abengoa, S.A. and an indirect holder of 6.19 % through its subsidiary, Finarpisa S.A. Inversión Corporativa, I.C, S.A. is bona fide owner of the 100 % shares of Finarpisa S.A. A.8 Complete the following tables on the company’s treasury stock: At year end: Number of direct shares Number of indirect shares (*) % Total of Capital Stock 40,009,307 0 6.24% (*) Held through: Name or corporate name of indirect holder of shares Number of direct shares Total - Provide details of any significant changes during the year, in accordance with Royal Decree 1362/2007. Communication Date Total nº of direct shares acquired Total nº of indirect shares acquired % Total of Capital Stock 12-31-2013 70,151,213 0 9.52% A.9 Provide details of the conditions set forth and the current periods given by the shareholders for the Board of Directors to issue, repurchase or transfer treasury stock. The Ordinary General Meeting of Shareholders held on April 7 2013 authorized the Board of Directors to buy back the Company’s shares either directly or through its subsidiary or investee companies up to the maximum permitted by current laws at a rate set between one hundredth part of a Euro (€ 0.01) as a minimum and twenty Euros (€ 20) as maximum, with the specific power of substitution in any of its members. Said power shall remain in force for eighteen (18) months from this very date, subject to Article 144 and following of the Corporations Act. For that purpose, the authorization conferred upon the Board of Directors for the same purposes, by virtue of the decision taken at the Ordinary General Meeting of Shareholders held on April 1, 2012, was specifically revoked.

Annual Report 2013 / ABENGOA 5 Annual corporate governance report On November 19 2007, the company signed a Liquidity Agreement for Class A shares with Santander Investment Bolsa, S.V. In substitution of said Liquidity Agreement, on January 8 2013, the company signed another Liquidity Agreement for class A shares, pursuant to the conditions set forth in Circular 3/2007, of 19th December, of the CNMV. On November 8 2012, the company signed a Liquidity Agreement for Class B shares, with Santander Investment Bolsa, S.V., pursuant to the conditions set forth in Circular 3/2007, of 19th December, of the CNMV. On December 31, 2013, the balance of treasury stock amounted to 40,009,307 In relation to transactions performed over the year, the number of treasury shares acquired stood at 70,151,213 while treasury shares disposed of amounted to 44,823,573. The net operating result amounted to 25,327,640 shares. A.10. Indicate whether there are any restrictions on the transferability of stocks and/or any restrictions on the voting rights. In particular, state whether there are any kinds of restrictions that could impede the complete takeover of the company through the acquisition of its shares on the market. No. Description of the restrictions A.11 Indicate whether the General Shareholders’ Meeting agreed to implement any neutralization measures to prevent public takeovers pursuant to the provisions of Act 6/2007. No. A.12 Indicate whether the company has issued securities not negotiated on the community regulated market. No.

Annual Report 2013 / ABENGOA 6 Annual corporate governance report B. General Meeting B.1 Indicate and detail the differences, if any, between the required quorum and that set forth in the Spanish Corporations Act (LSC) for convening the General Shareholders’ Meeting. No. B.2 Indicate and detail the differences, if any, with regards to the system contemplated in the LSC for signing corporate agreements. No. B.3 Indicate the rules applicable to the amendment of the company’s bylaws. In particular, the majority required in order for the bylaws to be amended and, as the case may be, stipulate the legal provisions for the protection of the rights of the partners in the amendment of the bylaws. Article 11 of the rules of the General Meeting of Shareholders establishes a special quorum for the ordinary or extraordinary general meeting to be deemed as having validly agree on the issuance of bonds, the increase or reduction of capital, changing, merging or splitting of the company and, in general, on any amendments whatsoever to the Bylaws: it would be necessary for at least fifty percent of the subscribed equity with voting rights to be present or represented at the shareholders’ meeting, on the first call or twenty five percent of said capital on the second call. In the event of the attendance of shareholders with less than twenty-five percent of the subscribed capital with voting rights, decisions may only be taken with the favourable votes of two thirds of the capital present or represented in the Meeting”. Article 8 of the bylaws establishes certain rules and regulations for the purpose of protecting minority shareholders in matters regarding the amendment of bylaws: “1st Separate voting in matters of the amendment of bylaws or agreements and other operations that may negatively affect class B shares The amendment of bylaws or agreement that may directly or indirectly damage or negatively affect the pre-emptive rights or privileges of class B shares (including any amendment of the precautionary bylaws regarding class B shares or any agreement that may damage or negatively affect class B shares in comparison with class A shares, or that may benefit or favourably affect class A shares in comparison with class B shares) shall require, in addition to it being approved pursuant to the stipulations of these bylaws, an approval by a majority of class B shares in circulation at the time. For explanatory but by no means limiting purposes, said precaution shall entail as follows: the elimination or amendment of the precaution set forth herein on the principles of proportionality between the number of shares representing class A shares, those of class B and those of class C (if already issued) over the total of the company’s shares in the issuance of new shares or securities or instruments that may give rise to conversion, exchange or acquisition, or in any other manner, that may suppose a right to receive the company’s shares; the partial or total exclusion, of a non-egalitarian nature for shares of class A, class B and class C (as the case may be), of the pre-emptive and other analogous rights that may be applicable by Law and by these bylaws; the repurchase or acquisition of the company’s own shares that may affect class A shares, class B shares and class C shares (as the case may be), in a nonidentical manner, in their terms and conditions, price or in any other manner, and which may exceed that which is produced under the framework of ordinary operation of treasury stock or which may

Annual Report 2013 / ABENGOA 7 Annual corporate governance report give rise to amortization of shares or to the reduction of capital in a non-identical manner for class A, class B or class C shares (as the case may be); the approval of the company’s structural modification that does not amount to treatment identity in all of its aspects for class A and class B shares; the exclusion of the shares of the company from trading on any secondary stock exchange or securities market except through the presentation of an offer of acquisitions for the exclusion from trading as envisaged in the considerations for the class A, class B and class C shares (as the case may be); the issuance of class C or of any other class of preferred or privileged shares that may be created in future. For that purpose, separate voting shall not be required for the various existing classes of shares to decide on whether to totally or partially exclude, as the case may be, the pre-emptive and other analogous rights that may be applicable pursuant to the Law and these bylaws, simultaneously and identically for class A, class B, as the case may be, and class C shares” [] _ “2nd. Matters that have to do with the amendment of bylaws and agreements and other operations that may negatively affect class B shares shall require separate voting Notwithstanding Article 103 of the Corporations Act, the amendment of bylaws or agreements that may directly or indirectly damage or negatively affect the pre-emptive rights or privileges of class C shares (including any amendments of the precautionary bylaws relating to class C shares or to any agreements that may damage or negatively affect class C shares in comparison with class A and/or class B shares, or that may benefit or favourably affect class A and/or class B shares in comparison with class C shares) shall, in addition to the approvals required pursuant to the stipulations of these bylaws, require approval by a majority of class C shares in circulation at the time. For explanatory but by no means limiting purposes, said precaution shall entail as follows: the elimination or the amendment of the precaution set forth herein on the principles of proportionality between the number of shares representing class A shares, those of class B (if already issued) and those of class C over the total of the company’s shares in the issuance of new shares or securities or instruments that may give rise to conversion, exchange or acquisition, or in any other manner, that may suppose a right to receive the company’s shares; the partial or total exclusion, of a non-egalitarian nature for shares of class A and/ or class B and class C of pre-emptive and other analogous rights that may be applicable by Law and these bylaws; the repurchase or acquisition of the company’s own shares that may affect class A and/ or class B shares with regards to class C shares, in a non-identical manner, in terms and conditions, in price or in any other manner, and which may exceed that which is produced under the framework of ordinary operation of treasury stock or which may give rise to amortization of shares or to reduction of capital in a non-identical manner for class A, class B (as the case may be) and class C shares; the approval of the company’s structural modification that does not amount to treatment identity in all of its aspects for class A, class B shares (as the case may be) with regards to class C; the exclusion of the shares of the company from trading on any secondary stock exchange or securities market except through the presentation of an offer of acquisitions for the exclusion from the trading as envisaged in the considerations for the class A, (class B as the case may be) and class C shares; the issuance of any other class of preferred or privileged shares that may be created in future. Notwithstanding the provisions of Article 293 of the Corporations Act, whatever the case may be, the Company’s agreements on capital increase under whatsoever modality and under any formula that may give rise to the first issuance of class C shares shall, in addition to its approval in accordance with the legal provisions and with Article 30 of these Bylaws, require the approval of the majority of class B shares that may be in circulation”

8
Annual Report 2013 / ABENGOA

Annual corporate governance report

B.4 Give details of attendance at general meetings held during the financial year to which this report refers and during previous financial years.

Date of General Shareholders' Meeting	Attendance Data				
			% of absentee voting		
	% of physical presence	% in representation	Electronic voting	Other	Total
4-7-2013	63.60	4.89	0	4.89	68.48
9-30-2012	57.72	21.83	0	21.83	79.57
4-1-2012	56.70	7.78	0	7.78	64.48

B.5 Indicate whether there are any restrictions in the Bylaws establishing a minimum number of shares needed to attend the General Shareholders' Meetings.

Yes.

Number of shares required for attendance to the General Shareholders' Meeting	375

B.6 Indicate whether it was agreed that certain decisions entailing a structural modification of the company ("subsidiarization", purchase-sale of essential operational assets, operations equivalent to liquidation of the company...) shall be subject to the approval of the Shareholders' General Meeting, even if not specifically required under Commercial Laws.

No.

B.7 Indicate the address of and how to access the company's Website to obtain corporate governance and General Meeting information that should be made available to the shareholders through the Company's Website.

The Website address of Abengoa SA: www.abengoa.com/es . All the necessary and updated information relating to shareholders meetings can be found under the section of Corporate Governance.

The complete route to follow:
http://www.abengoa.es/web/es/accionistas_y_gobierno_corporativo/juntas_generales/

In compliance with article 539.2 of the Corporations Act, Abengoa approved the regulations for the shareholders' electronic forum to facilitate communication between shareholders in connection with convening and holding each shareholder's general meeting. Shareholders may send the following prior to each general meeting:

Annual Report 2013 / ABENGOA 9 Annual corporate governance report _ Proposals they wish to include on the agenda outlined in the call for the general meeting of shareholders; _ Requests for the inclusion of said proposals; _ Initiatives for acquiring the sufficient percentage for the exercise of a minority voting rights; _ Requests for voluntary representation C. Structure of the company’s governing body C.1 Board of Directors C.1.1 Indicate the maximum and minimum number of board members stipulated in the company Bylaws: Maximum number of board members 15 Minimum number of board members 3

10 Annual Report 2013 / ABENGOA

Annual corporate governance report

C.1.2 Complete the following table with the Board members:

Personal or Corporate Name of board member	Representative	Seat on the Board	Date of 1st appt.	Date of last appt.	Election procedure
Felipe Benjumea Llorente		Executive Chairman	06/25/1983	04/07/2013	Voting Rights in Shareholders' Meetings
Aplicaciones Digitales, S.L.	Prof. José B. Terceiro Lomba	Executive Vice-Chairman. Lead Director	04/15/2007	04/10/2011	Voting Rights in Shareholders' Meetings
Manuel Sánchez Ortega		Managing Director (CEO)	10/25/2010	04/10/2011	Voting Rights in Shareholders' Meetings
José Joaquín Abaurre Llorente		Director	06/25/1988	04/07/2013	Voting Rights in Shareholders' Meetings
José Luis Aya Abaurre		Director	06/25/1983	04/07/2013	Voting Rights in Shareholders' Meetings
Ms. Maria Teresa Benjumea Llorente		Director	04/15/2007	04/10/2011	Voting Rights in Shareholders' Meetings
Javier Benjumea Llorente		Director	06/25/1983	04/07/2013	Voting Rights in Shareholders' Meetings
Prof. José Borell Fontelles		Director	07/27/2009	04/07/2013	Voting Rights in Shareholders' Meetings
Prof. Ms. Mercedes Gracia Diez		Director	12/12/2005	04/11/2010	Voting Rights in Shareholders' Meetings
Ricardo Martínez Rico		Director	10/24/2011	04/01/2012	Voting Rights in Shareholders' Meetings
Claudio Santiago Ponsa		Director	02/23/2012	04/01/2012	Voting Rights in Shareholders' Meetings
Ignacio Solís Guardiola.		Director	04/15/2007	04/10/2011	Voting Rights in Shareholders' Meetings
Fernando Solís Martínez-Campos.		Director	04/15/2007	04/10/2011	Voting Rights in Shareholders' Meetings
Carlos Sundheim Losada		Director	04/15/2007	04/10/2011	Voting Rights in Shareholders' Meetings
Mrs. Alicia Velarde Valiente		Director	04/06/2008	04/01/2012	Voting Rights in Shareholders' Meetings

Total number of Board members 15

Indicate the terminations that occurred on the board of directors during the period being reported:

None.

11

Annual Report 2013 / ABENGOA

Annual corporate governance report

C.1.3 Complete the following tables on the board members and their different conditions:

Executive board members

Personal or corporate name of board member	Committee that proposed the appointment	Position within the company structure
Felipe Benjumea Llorente	Appointments and Remunerations Committee	Executive Chairman
Aplicaciones Digitales, S.L.	Appointments and Remunerations Committee	Vice-chairman
Manuel Sánchez Ortega	Appointments and Remunerations Committee	Managing Director (CEO)
Javier Benjumea Llorente	Appointments and Remunerations Committee	Director

Total number of executive Board members	4
Total % of Board	26.67 %

Independent External Directors

Personal or corporate name of board member	Committee that proposed the appointment	Personal or corporate name of the significant shareholder they represent or which proposed their appointment
Fernando Solís Martínez-Campos.	Appointments and Remunerations Committee	Inversión Corporativa, I.C., S.A.
Ignacio Solís Guardiola.	Appointments and Remunerations Committee	Inversión Corporativa, I.C., S.A.
José Joaquín Abaurre Llorente	Appointments and Remunerations Committee	Inversión Corporativa, I.C., S.A.
José Luis Aya Abaurre	Appointments and Remunerations Committee	Inversión Corporativa, I.C., S.A.
Mª. Teresa Benjumea Llorente	Appointments and Remunerations Committee	Inversión Corporativa, I.C., S.A.
Carlos Sundheim Losada	Appointments and Remunerations Committee	Inversión Corporativa, I.C., S.A.
Claudio Santiago Ponsa	Appointments and remunerations Committee	First Reserve Corporation

Total number of proprietary Board members	7
Total % of Board	46.67%

Annual Report 2013 / ABENGOA 12 Annual corporate governance report External Independent Board members Personal or corporate name of board member Profile Prof. José Borell Fontelles Independent Mrs. Alicia Velarde Valiente Independent Prof. Ms. Mercedes Gracia Diez Independent Ricardo Martínez Rico Independent Total number of independent board members 4 Total % of board members 26.67% Indicate whether any director classified as independent receives any amount or benefit from the company or from his/her own group, in any concept other than the remuneration as a board member, or whether he/she maintains or has maintained a business relation with the company or with any company within its group during the last financial year, in his/her own name or as significant shareholder, board member or top executive of a company that maintains or has maintained such relationship. As the case may be, the board shall include a statement outlining the reasons why it deems that said board member can perform his/her duties in the capacity as independent board member. Personal or Corporate Name of board member Relationship Description Reasons Ricardo Martínez Rico Provision of Services Agreement signed between Abengoa, SA and Economic Team, SL whereby the Company undertook to providing comprehensive and strategic consulting to Abengoa. Mr .Ricardo Rico Martinez is Executive Chairman of the Economic Team, SL According to the definition of an independent director, Mr. Ricardo Martínez Rico meets the independence requirements necessary to stop performing their duties as independent director, as the perceived benefit does not acquire significant character in relation to the total annual benefits Economic Team. Other External Board members Not applicable. Explain the reasons why these cannot be considered independent or proprietary, and detail their connections with the company, its executives or shareholders. Not applicable.

13 Annual Report 2013 / ABENGOA

Annual corporate governance report

Indicate the variations, if applicable, that occurred during the period in the typology of each board member:

Not applicable.

C.1.4 Complete the following table with the information on the number of female board members for the last four financial years, including the capacity of such board members:

	Number of Female Board Members				% of total of board members in each typology			
	Financial Year 0	Financial Year-1	Financial Year-2	Financial Year-3	Financial Year 0	Financial Year-1	Financial Year-2	Financial Year-3
Ejecutiva	0	0	0	0	0	0	0	0
Dominical	1	1	1	1	12	12	12	12
Independiente	2	2	2	2	50	50	50	50
Otras Externas	0	0	0	0	0	0	0	0
Total:	**3**	**3**	**3**	**3**	**20**	**20**	**20**	**20**

C.1.5 Explain, as the case may be, the measures taken by the company to ensure the inclusion of females onto the Board of Directors in an amount that may ensure the male/female equilibrium.

Explanation of the measures

Four of the members of the Board of Directors are independent and two of them are female. The appointments and remunerations committee promotes the inclusion of females on the board of directors and this is specifically enforced in the category of the independent board members since the rest of the other members that make up the Board are proprietary board members whose selections do not directly depend on the Committee. Thus, Abengoa ensures that the number of women is equal to that of men with regards to the number of independent board members by apply the policy established in Article 1 letters a and b of the Appointments and Remunerations Committee Regulations which specifically outlines the quest for equal opportunities. "Article 1 - Composition and Structure". [...] "The Appointments Committee shall establish procedures and, in the event of new vacancies, shall ensure that:

- the procedures for filling in board vacancies refrain from implicit bias against female candidates;
- the company makes conscious efforts to include females in the target profile among the candidates for board positions."

Moreover, through the company's Equality Framework Plan, Abengoa has defined a corporate strategy in the field of equal rights between male and female. Thus, all Abengoa companies and work centres take and use this Plan as reference to develop and approve their own. In 2009, to ensure the practice of these values, Abengoa created the Equal Opportunity and Treatment Office (OITO) under the Equality Framework Plan. The mission of this office is to advocate gender equality with the whole organization, promoting, developing and managing the Equality Framework Plan and all plans associated with it.

In addition, the company created the Equal Opportunity and Treatment Committee, presided over by the Human Resources Director and integrated by the HR heads from the various areas and geographical locations of the business as well as by the CSR director as permanent members, for the purpose of worldwide follow-up, and subsequent development of the issues relating to equal opportunity among the male and female employees of Abengoa.

Annual Report 2013 / ABENGOA 14 Annual corporate governance report C.1.6 Explain the measures, as the case may be, that the Appointments Committee may have agreed upon to ensure that selection procedures refrain from implicit bias that would otherwise impede the selection of female members, and that the company purposefully seeks to include and includes female candidates that meet the professional profile sought: Explanation of the measures The Appointments and Remunerations Committee objectively and transparently assess the potential candidates based on merits criteria, promoting male and female equality and rejecting all kinds of direct or indirect discrimination based on sex. The Committee, which includes women in its rank and file, assesses the competences, knowledge and experience that the Board requires, and defines the aptitude and functions sought in the candidates to occupy the vacancy available, evaluating the time and dedication such candidates may require to be able to diligently perform their duties, and then decide by majority vote. If albeit the measures implemented, as the case may be, the number of female board members is still scarce or non-existent, explain the reasons to justify such scarcity: Explanation of Reasons Not applicable. C.1.7 Explain the manner in which shareholders with significant shares are represented on the board. Shareholders with significant shares are represented by proprietary (dominion) board members who exercise their functions based on the company’s code of conduct and on the rest of the standards and regulations deemed applicable to all members of the board. C.1.8 Explain, as the case may be, the reasons why proprietary members were appointed at the request of shareholders with stakes amounting to less than 5 % of the stock capital: Personal or Corporate Name of the shareholder Reason D. Claudi Santiago Pons Under the investment framework agreement signed on November 9, 2011 between Abengoa and First Reserve Corporation, Inversión Corporativa IC and Finarpisa SA, in their capacity as Abengoa shareholders, made a commitment, effective November 4, 2011, undersigned on October 4, 2011, to regulate the exercise of their respective voting rights in the Abengoa general meetings in relation to the proposal, appointment, ratification, re-election or replacement of a board member representing First Reserve Corporation. By virtue of said commitment, Inversión Corporativa I.C., S.A. and Finarpisa, S.A., jointly agreed: (i) to vote on the following through their representatives on the Board of Directors of Abengoa: (a) the appointment of the candidate proposed to said board to serve as board member designated by investor based on the co-optation procedure envisaged in the Corporations Act; and (b) the proposal to recommend to the shareholders of Abengoa during their next general meeting to nominate, as the case may be, a substitute for the board member designated by investor on the Board of Directors. (ii) to vote in the corresponding general meeting of shareholders of Abengoa in favour of the appointment of the candidate proposed by Investor to serve as investor’s representative on the Board of Directors

Annual Report 2013 / ABENGOA 15 Annual corporate governance report Detail any failure to address formal requests for board representation made by shareholders with stakes equal to or exceeding that of others at whose request proprietary members were appointed. If so, explain the reasons why the request was not entertained. Not applicable. C.1.9 Indicate whether any board member resigned his/her post before the end of his/her term of office, whether reasons were given to the Board and how, and, if in writing to the entire Board, at least explain the reasons given by the board member: No. C.1.10 Indicate, if any, the powers delegated by any Chief Executive Officers: Personal or corporate name of board member Brief description Felipe Benjumea Llorente All the faculties of the board except for those that cannot be legally delegated. Manuel Sánchez Ortega All the faculties of the board except for those that cannot be legally delegated. C.1.11 Identify, if any, the board members that hold administrator or directive positions in other companies making up the group of companies listed on the stock market: Personal or Corporate Name of board member Corporate name of entity of group Post Prof. José B. Terceiro Bioetanol Galicia, S.A Executive Chairman Javier Benjumea Llorente Abengoa Bioenergía, S.A. Executive Chairman Ms. Maria Teresa Benjumea Llorente Sociedad Inversora en Energía y Medio Ambiente, S.A. Board Member Manuel Sánchez Ortega Abengoa Bioenergía, S.A. Director C.1.12 Provide details, if any, of company Board members who also sit on the boards of other entities not belonging to the same business unit and are listed on the Spanish Stock Exchange, of which the company is aware: Not applicable. C.1.13 Indicate, and if so, explain whether the company has established rules on the number of other boards on which its own Board members may sit. No.

16

Annual Report 2013 / ABENGOA

Annual corporate governance report

C.1.14 State the company's general policies and strategies that the board reserved the powers to approve in plenary session:

	Yes	No
Investment and financing policy	x	
Definition of the structure of the group of companies	x	
Corporate governance policy	x	
Corporate social responsibility policy	x	
The strategic or business plan, management targets and annual budgets	x	
Senior staff performance remuneration and evaluation policy	x	
Risk control and management policy, and the regular monitoring of internal information and control systems	x	
Dividend and treasury stock policies and especially their limits	x	

C.1.15 Indicate the comprehensive remuneration of the Board of Directors:

Comprehensive remuneration of the Board of Directors (in thousands of Euros)	15,421
Amount of the comprehensive remuneration for the concept of accumulated pension entitlements (in thousands of Euros)	0
Comprehensive remuneration of the Board of Directors (in thousands of Euros)	15,421

C.1.16 Identify any senior management staff that is not also an executive board member, and indicate the total remunerations payable to said staff during the financial year:

Personal or Corporate Name	Post(s)
Mr. Javier Garoz Neira	Director Bioenergy
Mr. Alfonso González Domínguez	Director of Engineering and Constr. Industrial and Latin America
Mr. Santiago Seage Medela	Director of Concessions
Mr. Carlos Cosín Fernández	Abengoa Water Director
Mr. Miguel Ángel Jiménez-Velasco Mazarío	General Secretary
Mr. José Fernando Cerro Redondo	General Counsel Services
Mr. José Marcos Romero	Director Nomination and Remuneration
Mr. José Domínguez Abascal	Secretary General Technical
Mr. Álvaro Polo Guerrero	Director HR
Mr. Luis Fernández Mateos	Organization Director, Quality and Budgets
Mr. Jesús Ángel García-Quílez Gómez	Co-CFO Financial Markets
Mr. Juan Carlos Jiménez Lora	Planning and Control Manager
Mr. Luis Enrique Pizarro Maqueda	Internal Audit Manager
Mr. Enrique Borrajo Lovera	Consolidation Manager
Ms. Izaskun Artucha Corta	Director Corporate Strategy and Development
Ms. Bárbara Sofía Zubiria Furest	Co-CFO Capital Markets & IR
Mr. Germán Bejarano García	International Institutional Relations Director
Mr. Fernando Martínez Salcedo	General Secretary Sustainability
Total of remunerations for senior executives (in thousands of Euros)	**14,656**

17

Annual Report 2013 / ABENGOA

Annual corporate governance report

C.1.17 Identify, if any, the members of the Board of Directors who are also members of the board of directors of companies that hold significant shares and/or group entities:

Personal or Corporate Name of board member	Corporate name of significant shareholder	Post
Mr. Felipe Benjumea Llorente	Inversión Corporativa, I.C, S.A.	Executive Chairman
Mr. Felipe Benjumea Llorente	Finarpisa, S.A.	Executive Chairman
Mr. Javier Benjumea Llorente	Inversión Corporativa, I.C, S.A.	Member
Ms. Maria Teresa Benjumea Llorente	Inversión Corporativa, I.C, S.A.	Member
Mr. Ignacio Solís Guardiola.	Inversión Corporativa, I.C, S.A.	Member
Mr. Fernando Solís Martínez Campos	Inversión Corporativa, I.C, S.A.	Member
Mr. José Luis Aya Abaurre	Inversión Corporativa, I.C, S.A.	Member
Mr. José Joaquín Abaurre Llorente	Inversión Corporativa, I.C, S.A.	Member

Provide details of any relevant relations, as the case may be, other than those contemplated in the previous section, between members of the board of directors and significant shareholders and/or group entities:

Not applicable.

C.1.18 Indicate whether any of the rules and regulations of the board were amended during the financial year

Sí.

Description of amendments
On December 16, 2013, Abengoa's Board of Directors unanimously agreed to homogenize the enumeration and description of the functions of the Appointments and Remunerations Committee and of the Audits Committee (Article 3 of their respective Regulations) with Articles 27 and 28 of the Board of Directors' Regulations to ensure that said functions are consistent with the CNMV Transparency Laws and Standards in order to avoid the possible interpretation that any aspect is lacking, ignored or being regulated in a manner different from how it is stipulated by law

C.1.19 Indicate the procedures for the selection, appointment, reappointment, appraisal and removal of Board members. Provide details of the competent bodies, the processes to be followed and the criteria employed in each of the procedures.

The Appointments and Remunerations Committee is the competent body in all cases and provides the Board of Directors with duly substantiated proposals, applying the criteria of independence and professionalism as established in the regulations governing the Board and said Committee.

The performance of the board members and of the executive board members is evaluated on the Appointments Committee's proposal through substantiated reports filed to the Board during the meeting held in the subsequent first quarter that follows the closing of the previous financial year and after obtaining or at least knowing the accounting estimate for the financial year closing and upon receipt of the auditor's report since both are essential as evaluation criteria.

The Audit Committee and the Appointment and Remunerations Committee were formed on December 2, 2002 and on February 24, 2003, respectively. On the same date, the board of directors prepared a proposal to amend the bylaws for the purpose of incorporating provisions for the Audit

Annual Report 2013 / ABENGOA 18 Annual corporate governance report Committee, the proposal for regulating meetings of Shareholders, the partial amendments to board of directors’ regulations and, finally, the internal regulations of the audits committee and of the appointments and remunerations committee, approved by the general shareholders’ meeting held on June 29, 2003. In February 2004 the composition of both committees was changed to permit independent board members from outside the company to become members of said committees. Consequently, mainly independent non-executive board members joined (with the exception of the coordinator who is member of the Board of Directors and of the Audits Committee) the audits committee and the appointments and remunerations committee, in accordance with the stipulations in the Law on Financial Systems Reform Measures. As a result, the first two independent board members were appointed by the board of directors since there was still, logically, no appointments committee. Said independence is also ratified on annual basis by the Appointments Committee. Once created, it was entrusted with the duty to propose the appointment of board members, and since then it has remained in charge of proposing to the Board of Directors With regards to the procedures for selecting and appointing independent board members, the appointments and remunerations committee is the body in charge of selecting profiles that best represent the needs of the different interest groups among professionals of different fields and of renowned national and international prestige. The procedure for selecting them is based on merits and on the intention to cover any vacancy with professional profiles that are not linked to any specific interests. Thus, the appointments and remunerations committee performs annual inspections to verify the sustenance of the conditions met for the appointment of the board member and the nature and typology assigned to said member, and then includes the information in the corporate governance annual report. The appointments committee likewise strives to ensure that the selection procedures for filling in vacancies refrain from implicit biases that may hinder the inclusion of females that fit the required profile into the potential candidates. Its functions also include reporting to the Board of Directors on appointments, re-elections, terminations and remunerations of board members and posts, as well as the general policy of remunerations and incentives for board members and for the senior management and to inform the board of directors in advance of all proposals to be submitted to the general shareholders for the appointment or dismissal of board members, even in cases of cooptation by the said board of directors. In relation to the above, external auditors issue annual verification reports that are independent from the report issued by the corporate governance of Abengoa S.A., evaluating whether its contents conform both with the recommendations of the report of the special work group on the good governance of listed companies (Unified Code of Good Governance) as well as with the amendments fostered by virtue of Law 2/2011, of 4th March, on Sustainable Economy. C.1.20 Indicate whether the Board of directors made any efforts to assess its activities during the financial year: Yes. If so, explain to what extent the self-assessment has given rise to significant changes in its internal organization and regarding the procedures followed in its activities: Description of significant changes There were no significant changes.

Annual Report 2013 / ABENGOA 19 Annual corporate governance report C.1.21 Indicate the cases in which Board members are obliged to resign. Directors are removed from office when the term for which they were appointed comes to an end, and in all other cases deemed appropriate by law, the bylaws or the regulations. Board Members are obliged to surrender their posts to the board of directors and to formalize their resignation, if the board deems it convenient, in the following cases: _ a) If they are involved in any of the supposed incompatibilities or prohibitions envisaged by law; _ b) If deemed severely liable by any public authority for infringing upon their obligations as board members; _ c) If the board itself requests it so because board member is deemed to have infringed upon his/her obligations thereof; Thus, Article 13 (Board Member Termination) of the Board of Directors Regulations establishes that: _ 1. Board Members duties shall be terminated if the duration period of the appointment expires or if all other cases deemed appropriate by the Law, the Bylaws, and the Regulations, occur. _ 2. Board Members are obliged to surrender their posts to the board of directors and to formalize their resignation, if the board deems it convenient, in the following cases: · a) If they are involved in any of the supposed incompatibilities or prohibitions envisaged by law; · b) If deemed severely liable by any public authority for infringing upon their obligations as board members; · c) If the board itself requests it so because board member is deemed to have infringed upon his/her obligations thereof; _ 3. When the period expires or duty is terminated, whatever the reason, said board member may not render any services to any other competing entity for a period of two years, except if the board of directors release him/her from this obligation or shortens the duration C.1.22 Indicate whether it is the chairman of the board of directors who also serves as the company’s chief executive. If so, outline the measures taken to limit the risks entailed in concentrating powers in a single person: Yes. Measures to limit risks. In accordance with the provisions of article 44 bis of the Company’s Bylaws, on December 2, 2002 and on February 24 2003, the board of directors set up the audits committee and the appointments and remunerations committee, respectively. These committees are vested with the necessary non-delegable powers inherent in the responsibilities assigned them by law, by the bylaws and by their respective internal regulations, which makes them organs of monitoring and supervision of issues within their power. Both are presided over by independent, non-executive board members, and majority of the members of said committees are independent and non-executive board members. On December 10, 2007, the board of directors decided to appoint Prof. José B. Terceiro Lomba (representing Aplicaciones Digitales SL), coordinator-board member, as Executive Deputy Chairman of the board of directors, with the consent of all the other board members and especially the independent members.

Annual Report 2013 / ABENGOA 20 Annual corporate governance report On October 25, the board of directors also decided to appoint Mr. Manuel Sánchez Ortega as CEO sharing his executive duties with Mr. Felipe Benjumea Llorente. Based on the explanation above, with four executive board members, and an ample majority of independent or external board members, all the decisions taken by the top executive are subject to effective monitoring to ensure that power is not concentrated in the top executive, to boost decision-making and to allow the company governance to function properly. Indicate and, if so, explain whether rules were established to empower any independent board member to request the convening of a board meeting, or to include new items on the agenda, in order to coordinate and echo the concerns of external board members and to oversee the assessment by the board of directors. Yes. Explanation of the rules. There are currently fifteen members on the board of directors. The Board of Directors Regulations governs the composition, functions and internal organization of the governing body. The company also has an Internal Code of Conduct that bounds the board of directors, the senior management and all other employees deemed affected, by virtue of the positions or powers they may hold in matters relating to the Stock Market. The Shareholders’ General Meeting Regulations governs the formal aspects and the internal system for holding shareholders’ meetings. Lastly, the board of directors is assisted by its audits committee and the appointments and remunerations committee, both of which have their own respective internal regulations. All these rules and regulations, set forth in a consolidated text of the company’s Internal Good Governance Rules, are available on the company’s website: www.abengoa.es and wwww.abengoa.com. Since it was formed, the appointments and remunerations committee has been analysing the structure of the company’s governing body and adapting it to the recommendations of corporate governance, especially to the historic and special configuration of said bodies within Abengoa. In February 2007, based on this analysis, the committee recommended the creation of the post of coordinating director, and the elimination of the Board of Directors’ Advisory Board. The first measure was in order to incorporate the most recent corporate governance recommendations made in Spain in 2006; the second, because it was deemed that said Advisory Board had already performed the duty for which it was originally created and that its coexistence with the corporate bodies could lead to conflicts of power. Both proposals were approved at the Board of Directors’ meeting held in February 2007 and at the General Shareholders’ Meeting held on April 15 of the same year. Thus, Prof. José B. Terceiro was appointed (on behalf of Aplicaciones digitales, S.L.) as coordinating board member, in his capacity as independent member. On a final note, in October 2007 the committee proposed that the board accepts the resignation of Mr. Javier Benjumea Llorente from his post as Deputy Chairman and revokes his delegated powers, and that the board should accept the appointment of a new natural person to represent Abengoa and Focus-Abengoa Foundation in entities or companies where representation is required. The committee then decided to revisit the study of the number and characteristics of the Deputy Chairman of the board of directors within the current structure of governing bodies. As a result, the committee thought it necessary that the powers of the Deputy Chairman of Abengoa be restricted to those conferred under the Spanish Corporations Act as regard the organic representation of the company on the one hand, and as balance to the Chairman’s functions on the board of directors, on the other. Thus, it was considered that the coordinating board member – with the functions assigned by the resolutions of the board of directors (February 2007) and the shareholders’ general meeting (April 2007) – was the ideal figure, given the corporate governance recommendations and the company structure, as well as the composition and diversity of its directors. The coordinating board member has already been entrusted with the task of coordinating the concerns and motivations of the other board members, and empowered to convene board meetings and to include new items on the agenda. In its role as the visible protector of the interests of the Board members, it holds more of a de facto than of a de jure kind of representation on the Board,

Annual Report 2013 / ABENGOA 21 Annual corporate governance report such that it seemed appropriate to confirm and expand this representation by making the post both institutional and organic. For the reasons outlined above, the committee proposed Aplicaciones Digitales, S.L. (Aplidig, represented by Prof José B. Terceiro Lomba), the current coordinating director, as the new Executive Deputy Chairman to the Board of Directors. In addition, and within the functions of organic representation, the executive deputy chairman, jointly with the chairman of the board of directors, has been put forward as the physical representative of Abengoa, in its capacity as the Chair of the Board of the Focus-Abengoa Foundation, as well as in any other foundations and institutions in which the company is or should be represented. In view of the above, on December 10, 2007, the board of directors agreed to appoint Aplicaciones Digitales, S.L. (represented by Prof José B. Terceiro Lomba), the current coordinating director, as Executive Deputy Chairman of the Board of Directors, and the independent board members gave their unanimous consent to retaining his position as coordinating board member in spite of his new appointment as Executive Deputy Chairman. In addition, and within the functions of organic representation (conferred through a power of attorney granted by the board of directors on July 23, 2007), the Executive Deputy Chairman, together with the Chairman of the Board of Directors, was proposed as joint physical representative of Abengoa, in its capacity as the Chair of the Board of Focus-Abengoa Foundation, and of any other foundations and institutions in which the company is or should be represented. C.1.23 Does the company require supermajorities other than the legal majorities for any type of resolution? If so, provide a description of the differences. No. C.1.24 Explain whether there are specific requirements other than those relating to Board members for being appointed Chairman of the board of directors. No. C.1.25 Indicate whether the Chairman has a deciding vote: Yes. Matters in which there is a deciding vote: In the event of draws. C.1.26 Indicate whether the bylaws or board regulations establish any age limit on board members: No. C.1.27 Indicate whether the bylaws or board regulations establish a limited mandate for independent board members, other than established in the law: No.

Annual Report 2013 / ABENGOA 22 Annual corporate governance report C.1.28 Indicate whether the bylaws or the board of directors’ regulations establish specific regulations for delegating voting rights on the board of directors, how it is done and, in particular, the maximum number of delegations that may be conferred on a board member, as well as whether it has been made compulsory to delegate in a board member of similar class If so, provide brief details of said regulations. None. The second section of Article 10 of the Regulations of the Board of Directors establishes the following: “Each board member may confer his/her representation upon another board member without it limiting the number of representations that each may hold for attendance to the board. The representation of the absent board members may be conferred in writing by any means whatsoever, including telegram, telex or telefax addressed to the chair.” C.1.29 Indicate the number of board meetings held during the financial year. Likewise indicate, if any, the number of times the Board met without the chairman in attendance: Proxies granted with specific instructions for the meeting shall be counted as attendances: Number of board meetings 16 Number of board meetings without the attendance of the Chairman 0 Indicate the number of meetings held by the different board committees during the financial year: Number of meetings of the Executive or Delegate Committee Not applicable. Number of meetings of the Audit Committee 4 Number of meetings of the Appointments and Remunerations Committee 4 Number of meetings of the Appointments Committee Not applicable. Number of meetings of the Remunerations Committee Not applicable. Number of meetings of the Committee Not applicable. C.1.30 Indicate the number of board meetings held during the year with the attendance of all its members. Proxies granted with specific instructions for the meeting shall be counted as attendances: Attendance of Board Members 16 % of attendances of the total votes cast during the year 97.92

23 Annual Report 2013 / ABENGOA

Annual corporate governance report

C.1.31 Indicate whether the individual and consolidated financial statements submitted for approval to the board of directors are first certified:

Identify, as the case may be, the person or persons who certified the company's individual and consolidated financial statements, for their approval by the Board:

Name	Post
Bárbara Sofía Zubiría Furest	Co-CFO Capital Markets & IR
Enrique Borrajo Lobera	Director of Consolidation

C.1.32 Explain, if any, the mechanisms put in place by the board of directors to ensure that board-prepared individual and consolidated financial statements are not presented at shareholders' general meetings if the audits report contains reservations.

The risks monitoring system, the internal audits services and the audits committee to which the others report, are set up as frequent and regular monitoring and supervision mechanisms that prevent and, if appropriate, resolve potential situations which, if not addressed, could give rise to incorrect accounting treatment. Thus, the audits committee receives regular information from the external auditor on the Audits Plan and on the results of its execution, and ensures that senior management acts on its recommendations.

C.1.33 Is the Board Secretary also a board member?

No.

C.1.34 Explain the procedures for the appointment and removal of the secretary to the board, indicating whether they are proposed by the appointments committee and approved by plenary session of the Board.

Appointment and Removal Procedure.

The appointments and remunerations committee makes the proposal.

	Yes	No
Does the Appointments Committee report on appointments?	x	
Does the Appointments Committee report on removals?	x	
Does the plenary session of the Board approve appointments?	x	
Does the plenary session of the Board approve removals?	x	

Is the Secretary to the Board entrusted with the duty of ensuring compliance with the recommendations on good governance?

Yes.

Comments
The secretary of the board of directors is the person in charge of ensuring follow-up on corporate good governance recommendations and at the same time the person in charge of ensuring compliance with the internal rules and regulations.

Annual Report 2013 / ABENGOA 24 Annual corporate governance report C.1.35 Indicate, as the case may be, the mechanisms established by the company to preserve the independence of the external auditors, financial analysts, investment banks and rating agencies. Article 27 of the Board of Directors Regulations establishes the function of the audits committee as being to ensure the independence of the external auditor, which includes ensuring an inspection of the services rendered, the limits on the concentration of the auditor’s business, and in general, other regulations in existence to ensure the independence of the auditors. With regards to financial analysts and investment banks, the company maintains an internal procedure for issuing a request for three offers that may be contracted, at the same time the company prepares a mandate letter which reflects the specific terms of the work contracted. As regards credit rating agencies we have the ratings of three agencies plus their mandate letters. C.1.36 Indicate whether the company changed its external auditor during the financial year. If so, identify the incoming and outgoing auditors: No. In the event of disagreements with the outgoing auditor, please provide details: No. C.1.37 Indicate whether the audit firm performs other non-audit work for the company and/or its business group and, If so, state the total fees paid for such work and the percentage this represents of the fees billed to the company and/or its business group: Company Group Total Fees for non-audit work (in thousands of Euros) 928 1,274 2,202 Fees for non-audit work/total amount invoiced by the audit firm (in %) 98 25 37 C.1.38 Indicate whether the audit report on the financial statement for the previous financial year contains reservations or qualifications. If so, detail the reasons given by the Chairman of the Audit Committee to explain the content and scope of such reservations or qualifications. No. C.1.39 State the number of consecutive years during which the current audit firm has been auditing the financial statement of the company and/or its business group. Also indicate the percentage of years the current audit firm has been auditing the accounts over the total number of years the financial statement have been audited: Company Group Number of consecutive years 2 2 Number of years audited by the current auditing company / number of years the company has been audited 9 9

Annual Report 2013 / ABENGOA 25 Annual corporate governance report C.1.40 Indicate and, if applicable, provide detail of the procedure by which directors may seek external consultancy. Details of the procedure. The Secretary to the Board of Directors exercises the functions legally attributed to that position. At present, the office of secretary and legal consultant are vested in the same person, who is responsible for ensuring that meetings are validly convened and that resolutions are validly adopted on the Board. In particular, he/she advises board members on the legality of the deliberations and motions put forward and on compliance with the Internal Corporate Governance Regulations, which renders him/ her the guarantor of the principle of formal and material legality which governs the actions of the Board of Directors. The secretary to the Board of Directors, as a specialized guarantor of the formal and material legality of the board’s conduct, has the full support of the latter to execute its functions with complete independence of criteria and stability, and is responsible for ensuring compliance with the internal regulations on corporate governance. Single-handedly, or through the board members, he/she channels the external consultancy necessary for the due training of the board. The Board of Directors has access to external, legal or technical consultants, depending on its needs, which may or may not be arbitrated through the Board secretary. The second paragraph of Article 19 of the Regulations of the Board of Directors sets forth that “Through the Chairperson of the Board of Directors, Board Members shall be empowered to submit a proposal by majority to the Board of Directors to engage the services of a legal, accounting, technical, financial, commercial or any other kind of consultants deemed necessary in the interests of the Company to provide assistance in the exercise of their duties in dealing with specific problems of certain magnitude and complexity linked with the exercise of such duties.” C.1.41 Indicate and, as the case may be, provide detail of the procedure by which board members can obtain the necessary information in advance to prepare for meetings of the governing bodies: Yes. Details of the procedure: Sending documents and/or making them available at the Board headquarters in advance of Board Meetings. Also, in compliance with the stipulations in recommendations 24 and 25 of the Unified Code of Good Governance, the company prepared a handbook of basic internal regulations applicable to the functions and responsibilities of the board member to be issued to each new board member appointed, to provide vast knowledge of the company and its internal rules. C.1.42 Indicate and, as the case may be, provide detail of whether the company established rules that oblige directors to report and, where appropriate, resign in cases where the image and reputation of the company may be at stake: Yes. Explain the rule. Article 13 of the Board of Directors Regulations establishes that “Board members must offer to resign and, if the Board of Directors considers it appropriate, resign under the following circumstances: if deemed to be involved in any of the legally envisaged situations of incompatibility or prohibition.” Section (p) of Article 14.2 of the same Regulation also establishes the obligation of the board members to inform the company of all legal and administrative claims and of any other claims that, given the magnitude, may severely affect the reputation of the company.

Annual Report 2013 / ABENGOA 26 Annual corporate governance report C.1.43 Indicate whether any member of the Board of Directors informed the company that he/she was tried or formally accused of any of the offences stipulated in Article 213 of the Spanish Corporations Act: No. Indicate whether the Board of Directors analysed the case. If the answer is yes, explain the reasons for the decision taken on whether or not the board member should continue to hold its post or, as the case may be, state the actions that the Board of Directors have taken up to the date of this report or the report intended to be issued later. Not applicable. C.1.44 List the still valid significant agreements signed by the company, whether modified or terminated in the event of a change in the company’s control through a hostile takeover bid, and its effects. Not applicable. C.1.45 Identify in sum and provide detail of the agreements signed between the company and its administrative, management or employee posts with compensations, guarantees or protection clauses, in the event of resignation or unlawful dismissal or if contractual relationship is abruptly halted because of a hostile takeover bid or other kinds of transactions. Not applicable. Indicate whether the governing bodies of the company or its group must be informed of and/or must approve such contracts: Not applicable. C.2 Committees of the Board of Directors C.2.1. Give details of all committees of the board of directors, their members and the proportion of proprietary and independent board members on such committees: Audits Committee. Name Post Typology Prof. Ms. Mercedes Gracia Diez Chairperson Independent José Joaquín Abaurre Llorente Member Proprietary (Dominion) Prof. José Borell Fontelles Member Independent Ms. Alicia Velarde Valiente Member Independent Mr. Ricardo Martínez Rico Member Independent % of executive board members 0 % of proprietary board members 20 % of independent board members 80

27

Annual Report 2013 / ABENGOA

Annual corporate governance report

Appointments and Remunerations Committee

Name	Post	Typology
Prof. José Borell Fontelles	Executive Chairman	Independent
José Luis Aya Abaurre	Member	Proprietary (Dominion)
Prof. José B. Terceiro	Member	Executive
Ms. Alicia Velarde Valiente	Member	Independent
Prof. Ms. Mercedes Gracia Díez	Member	Independent

% of executive board members	20
% of proprietary board members	20
% of independent board members	60

C.2.2 Complete the following table using the information relating to the number of female board members who have served on the Board of Directors committees over the past four financial years:

	Number of Female Board Members			
	Financial Year 0 Number %	Financial Year-1 Number %	Financial Year-2 Number %	Financial Year-3 Number %
Executive Committee	0	0	0	0
Audits Committee	2 (40)	2 (40)	2 (40)	1 (20)
Appointments and Remunerations Committee	2 (40)	2 (40)	2 (40)	1 (20)
Appointments Committee	0	0	0	0
Remunerations Committee	0	0	0	0

C.2.3 Indicate whether the following functions are vested in the Audit Committee:

	Yes	No
Monitoring the preparation process and the integrity of the financial report with regards to the company and, as the case may be, the group, verifying compliance with legal requirements and the correct application of accounting criteria, and appropriately specifying the scope of consolidation.	x	
Frequently assessing the internal risks monitoring and management systems so that the main risks are adequately identified, managed and revealed.	x	
Monitoring the independence and efficacy of internal auditing; proposing the selection, appointment, re-election and removal of the head of internal audit; proposing the department's budget; receiving regular feedbacks on its activities; and verifying whether senior management is acting on the findings and recommendations of the reports.	x	
Establishing and supervising mechanisms by which employees may secretly and, if necessary, anonymously report potentially significant, Especially, financial and accounting irregularities, with potentially serious implications for the company	x	
Presenting proposals to the Board of Directors for the selection, appointment, re-selection and substitution of the external auditor, and the contracting conditions.	x	
Regularly receiving information on the audit plan and on the implementation results from the external auditor, and ensuring that the senior management takes the recommendations into account.	x	
Ensuring the independence of the external auditor	x

Annual Report 2013 / ABENGOA 28 Annual corporate governance report C.2.4 Describe the rules of organization and function, as well as the responsibilities attributed to each of the Committees of the board of directors. Committee name. Appointments and Remunerations Committee. Brief description. To report on and propose the appointment, re-selection or dismissal of members of the Board of Directors and the International Advisory Board and their positions pursuant to the legal provisions, the bylaws and to the general policy of remunerations and incentives for them and for the senior staff. To issue prior report on all proposals that the Board of Directors may submit to the general shareholders for the appointment or dismissal of board members, even in cases of co-optation by the board of directors itself. To approve the remuneration policy for the company’s senior staff and for the members of the Board of Directors and the International Advisory Board. To evaluate the abilities, knowledge and experience necessary on the board, defining the roles and capabilities required of the candidates to fill each vacancy, and deciding on the time and dedication necessary for the proper execution of their duties. To examine or organize the succession of the chairman and chief executive and, if need be, to issue recommendations to the board to ensure the planned and orderly fashion of said succession. To report on the appointments and dismissals of senior staff as proposed by the chief executive to the Board. To report to the Board on the aspect of gender and diversity. _ To make the following proposals to the Board of Directors: · (i) The remuneration policy for board members and senior management; · (ii) Individual remuneration of board members and approval of contracts that company may sign with each executive board member; · (iii) The standard conditions for senior management employment contracts. To ensure compliance with the remuneration policy set forth by the company. To consult the company’s Chairman or chief executive, especially on matters relating to executive board members and senior staff. To analyse requests that may be issued by any Board Member for the purpose of considering potential candidates to cover Board membership vacancies. To prepare annual reports on the activities of the Appointments and Remunerations Committee itself and to include such reports in the Management Report. Committee name. Audits Committee.

Annual Report 2013 / ABENGOA 29 Annual corporate governance report Brief description. 1st In relation to the Internal Monitoring and Reporting Systems: _ a) To know the process of the company’s Financial Reporting and Internal Monitoring Systems. _ b) To report on the Annual Accounts, as well as on the quarterly and half-yearly financial statements that must be issued to the regulatory or supervisory bodies of the securities markets, specifically mentioning the internal control systems, verifying compliance and monitoring through internal auditing and, when applicable, reporting on the accounting criteria applied. _ c) To monitor the preparation process and the integrity of the financial report with regards to the company and, where applicable, the group, verifying compliance with legal requirements and the correct application of accounting criteria, and appropriately specifying the scope of consolidation. _ d) To regularly review the internal monitoring, internal auditing, and risks management systems for the purpose of identifying the main risks, so as to manage them and to report them appropriately, and to join accounts auditors or auditing companies in discussing the significant weakness that may be detected in the internal monitoring system during the auditing process. _ e) To supervise and ensure the independence and effectiveness of the duties of internal audits and to oversee them, with full access to said audits, proposing the selection, appointment, re-selection and dismissal of heads of internal audits, proposing the budget for said unit, and setting the salary scale of its Director; obtaining regular information on the activities and the budget of the unit; and ensuring that the senior staff consider the conclusions and recommendations in its reports. _ f) To establish and supervise a mechanism by which staff can confidentially and, if necessary, anonymously report any and all irregularities detected in the course of their duties, especially financial or accounting irregularities, with potentially serious implications for the company. _ g) To summon any company employee or manager, even ordering them to appear before the committee without the presence of any other senior staff. _ h) To supervise the compliance with Internal Codes of Conduct regarding Securities Markets and the Policy on the Use of Relevant Information and the Rules of Corporate Governance. _ i) To inform the Board of Directors on the following points before said board is to take any relevant decisions thereof: · I. The financial information that all listed companies must periodically disclose. The Committee making specifically sure that interim statements are drawn up under the same Accounting principles as those of the annual statements and, for verification purposes, asking the external auditor to conduct limited reviews. · II. The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other comparable transactions or operations with complexities that might impair the transparency of the group. · III. Associated transactions. _ j) To supervise compliance with the Internal Codes of Conduct regarding Securities Markets and the Policy on the Use of Relevant Information and the Rules of Corporate Governance. _ k) To inform the board of directors about any changes in the accounting criteria, and on any risks either on or off the balance sheet. _ l) To inform the General Shareholders on questions posed by shareholders, on issues within their powers.

Annual Report 2013 / ABENGOA 30 Annual corporate governance report _ m) To summon any Board Member to attend Committee meetings as deemed fit, to report on whatsoever the Audits Committee may require thereof. _ n) To prepare annual reports on the activities of the Audits Committee itself and to include such annual reports in the Management Report. 2nd In relation to external auditors: _ a) To propose to the Board of Directors on the selection, appointment, re-selection and replacement of external auditors, including the conditions under which they may be contracted, in order for the Board to submit said proposals to the General Shareholders for approval. _ b) To regularly obtain information on the audits plan and its results from the external auditors, and on any other activities relating to the financial auditing, and to ensure that the senior staff act upon the recommendations. _ c) To obtain information on issues that may be risky to its independence, to be examined by the Committee. _ d) To ensure the independence of the external auditor and, for that purpose: · i) The company must issue notice to the CNMV of any change of auditor as a significant event. Said notice must include a statement on any disagreements with the outgoing auditor and, if so, what it entails; · ii) The Committee must ensure that both company and auditor adhere to current regulations on providing services other than auditing, to the limits on the concentration of the business of the auditor and, in general, to other standards and regulations set forth to ensure the independence of auditors; · iii) If an external auditor resigns the Committee must investigate the circumstances leading to the resignation. · iv) The Committee must obtain annual written statements from accounts auditors or auditing entities confirming their independence from the company or companies directly or indirectly associated with it, and information on any other kind of services rendered to said entities by said auditors or auditing entities or by individuals or entities associated with them in accordance with the provisions of the Financial Auditing Act. _ e) To ensure that the group auditor is tasked with conducting the audits for the individual group companies. _ f) To liaise with the external auditors in order to obtain information on any matters that could jeopardize their independence and on any other matters that may be in relation to the financial auditing process. _ g) To issue annual reports, prior to issuing of the financial auditing report, expressing opinions on the independence of the financial auditors or the auditing companies. Said reports must, whatever the case may be, comment on the rendering of additional services as referred to in letter D) iv). C.2.5 Indicate, as the case may be, the existence of regulations of committees of the Board, where they can be reached for consultations and any amendments that may have been made during the financial year. Also state whether annual reports were voluntarily prepared on the activities of each committee. Committee name. Appointments and Remunerations Committee.

Annual Report 2013 / ABENGOA 31 Annual corporate governance report Brief description. The appointments remunerations committee regulations, last amended on December 16, 2013, available on the company’s website and at the CNMV, prepares its own annual report on activities, which is published as part of the Annual Report. Committee name. Audits Committee. Brief description. The audits committee regulations last amended on December 16, 2013, available on the company’s website and at the CNMV, prepares its own annual report on activities, which is published as part of the Annual Report. C.2.6 Indicate whether the composition of the executive committee reflects the participation of the different categories based on their condition on the board: Not applicable. D. Connected transactions and intra-group transactions D.1 Identify the competent organ and explain, as the case may be, the procedure for approving associate and intra-group transactions. Competent organ for approving associate transactions Audits Committee Procedures for approving associate transactions The Audit Committee has a prior approval procedure. The consideration is performed based on market prices. Explain whether the approval of transactions between associate parties was assigned. If so, state the organ to which or persons to whom it was assigned. No.

Annual Report 2013 / ABENGOA 32 Annual corporate governance report D.2 Give details of transactions deemed significant due to the amount or relevant due to the aspect between the company and companies of its group, and the significant shareholders in the company: Personal or Corporate name of significant shareholder Name of company or entity in the group Nature of relationship Type of transaction Amount (in thousand of Euros) Inversión Corporativa, I.C, S.A. Abengoa, S.A. Contractual Financing agreements: loans 670 D.3 Give details of transactions that are significant due to amount or that are relevant due to the nature between the company and companies of its group, and the managers and directors of the company: Not applicable. Personal or corporate name of managers or directors Personal or corporate name of connected party Connection Nature of the transaction Amount (in thousand of Euros) Felipe Benjumea Llorente Blanca de Porres Guardiola Spouse Technical advice for optimization of restoration service CPA 72 D.4 Report on the significant transactions between the company and other entities in the same group provided they are not eliminated in the process of preparing the consolidated financial statements, and are not part of the normal company transactions with regards to purpose and conditions. At any rate, report shall be issued on any intra-group transaction with entities in countries or territories classified as tax havens: Not applicable. D.5 Indicate the amount of the transactions with other connected parties. Not applicable.

Annual Report 2013 / ABENGOA 33 Annual corporate governance report D.6 Provide details of any mechanisms in place to detect, determine and resolve possible conflicts of interest between the company and/or its group and its Board members, executives or significant shareholders. The audits committee is the body responsible for monitoring and resolving conflicts of interest. Directors are obliged, in accordance with the provisions of the Board of Directors Regulations, to inform the board of any situation of potential conflict, in advance, and to abstain until the committee has reached a decision. D.7 Is more than one company of the group listed in Spain? No. Indicate whether the respective business lines and possible business relations among such companies have been publicly and precisely defined, as well as those of the listed subsidiary with the other companies in the group: Define any business relations between the parent company and the listed subsidiary company, and between the latter and the other companies in the group. Not applicable. Identify the mechanisms envisaged to resolve any conflicts of interests between the listed subsidiary and the other companies in the group: Mechanisms to resolve possible conflicts of interest Not applicable. E. Risks Management and Monitoring Systems E.1 Explain the scope of the company’s Risks Management System. Abengoa’s risk management system is designed to mitigate all the risks to which the company may be exposed as a result of its activities. The structure of Abengoa’s Risk Management is based on three pillars: _ The Common Management Systems specifically designed to mitigate business risks. _ Internal control procedures aimed at mitigating risks derived from the elaboration of the financial report and at improving the reliability of such report, designed in accordance with the SOX Act (Sarbanes-Oxley Act) _ The universal risks model which is the methodology that Abengoa uses for the identification, compression and evaluation of the risks that affect the company. The purpose is to obtain an integral vision of them, designing an efficient system of response that is in line with the business goals and objectives. These two elements form an integrated system that allows appropriate management of the risks and their mitigating controls at all the levels of the organization. Abengoa’s risks management system is a global and dynamic system. The scope of action of said system covers the entire organization and its whereabouts on a more permanent basis, and compliance with it is compulsory for all the company’s employees, managers and board members.

Annual Report 2013 / ABENGOA 34 Annual corporate governance report In addition, the internal auditing unit is in charge of ensuring the compliance with and the good functioning of these systems. E.2 Identify the section of the company in charge of elaborating and executing the Risks Management System. The duty of elaborating and executing the risks management system is basically exercised by the audits committee specifically through internal auditor and through the risks manager. The risks manager is in charge of analysing projects and businesses in the efforts and in aspects regarding the identification and quantification of risks of any nature. On the other hand, the internal audits department is in charge of supervising and ensuring the correct functioning of the risks management system. The goals and objectives of the audits committee are as follows: _ To report on the annual accounts, as well as on the quarterly and half-yearly financial statements that must be issued to the regulatory or supervisory bodies of the securities markets, with express mention of the internal control systems, verification of compliance and monitoring through internal audits and, when applicable, on the criteria applied. _ To inform the board of directors of any change in the accounting criteria, and any risks either on or off the balance sheet. _ To report to the general meeting of shareholders on matters questioned by shareholders, and which fall within its powers. _ To advice the board of directors to propose the appointment of the external financial auditors to the meeting of the general shareholders. _ To monitor the internal audits services. The committee will have full access to the internal audits and will report on the process of selection, appointment, renewal and dismissal of the internal audits director, and on allocating the director’s remunerations. _ To study the financial reporting process and the Company’s internal monitoring systems. _ To liaise with the external auditors in order to obtain information on any matters that could jeopardize their independence and on any other matters in relation to the financial auditing process. _ Prepare annual reports on the activities of the audits committee itself, which must be included in the management report. E.3 Specify the main risks that could affect the attainment of business objectives. In the process of identifying, compressing and evaluating the risks affecting the company, the following risks factors outlined in Schedule I of the Securities Registration Document published in the CNMV on July 12, 2012 have been considered:

Annual Report 2013 / ABENGOA 35 Annual corporate governance report General Risks _ Abengoa operates in a sector of activity especially linked with the economic cycle. _ Risk derived from depending on the regulations in support of activities relating to renewable energy, bioethanol production and also research- and development-related activities. _ Solar power generation. _ Biofuel consumption. _ Risks derived from the sensitivity entailed in the supply of raw materials for biofuel production and the volatility of the price of the final product. _ Risks derived from the sensitivity entailed in the supply of raw materials for recycling activities and the volatility of the price of the final product. _ Risks derived from delays and cost overruns in activities of Engineering and construction due to the technical difficulties of the projects and the lengthy duration of their execution. _ Risks linked to the activities of concession-type infrastructural projects operating under regulated tariffs or extremely long-term licences agreements. _ Incomes derived from long-term agreements: risks derived from the existence of clauses and/or renewal of licence agreements processed by Abengoa, termination of pending engineering and construction projects and non-renewals of biofuel distribution agreements. _ The variations in the cost of energy may bear negative impact on the company results. _ Risks derived from the development, construction and exploitation of new projects. _ Abengoa’s activities may be negatively affected in the event that public support for such activities diminishes. _ Construction projects regarding the engineering and construction activities and the facilities of concession-type infrastructural and industrial production activities are dangerous places of work. _ Risks derived from joining hands with third parties for the execution of certain projects. Risks that are specific to Abengoa _ Abengoa operates with enormous levels of indebtedness. _ Risks derived from the demand for capital intensive investments in fixed assets (CAPEX), which increase the need for external finance for the execution of pending projects. _ Risk entailed in obtaining reduced net profit derived from assets rotation _ The company has a controlling shareholder. _ The renewable energy sector products and services are part of a market subject to intensive conditions of competition. _ The results of the engineering and construction activity depend significantly on the growth of the company in the concession-type infrastructural and industrial production activities. _ Fluctuations in interest rates and their hedging may affect the results of the company _ Fluctuations in the currency exchange rates and their hedging may affect the results of the company

Annual Report 2013 / ABENGOA 36 Annual corporate governance report Risks derived from internationalization and from country risks: _ Abengoa’s activities fall under multiple jurisdictions with various degrees of legal demands requiring the company to undertake significant efforts to ensure its compliance with them. _ Insurance coverage underwritten by Abengoa may be insufficient to cover the risks entailed in the projects, and the costs of the insurance premiums may rise. _ The activities of the company may be negatively affected by natural catastrophes, extreme climate conditions, unexpected geological conditions or other physical kinds of conditions, as well as by terrorist acts perpetrated in some of its locations. _ The practices of tax evasion and product alteration on the Brazilian fuel distributions market may distort the market prices. E.4 Indicate whether the company has a risk tolerance level. The universal risks model is a tool used for identifying and evaluating all risks affecting Abengoa. All the risks contemplated therein are evaluated considering probability and impact indicators. Based on such parameters, the risks are classified as follows: _ Minor risks: risks that occur frequently but bear little economic impact. These risks are managed to reduce their frequency only if managing them is economically viable. _ Tolerable risks: risks that occur infrequently and bear little economic impact. These risks are monitored to ensure that they remain tolerable. _ Severe risks: frequent risks that bear extremely high impact. These risks are managed immediately although, due to the risk management processes implemented by Abengoa, it is unlikely that Abengoa needs to tackle these types of risks. _ Critical risks: risks that occur infrequently but bear extremely high economic impact. These risks have a contingency plan since, when they arise, their impact is extremely high. These risks are subject to their own contingency plan, given the severity of their impact when they occur. E.5 Identify the risks that materialized during the financial year. Some risks that are likely to affect the Abengoa surfaced during the 2013 financial year. The main one of them is analysed below, establishing the pertinent and necessary multi-annual action plans to enable us put all of them under control. Energy and the environment are part of the activities in which Abengoa is engaged. This activity is performed in surroundings that continue to undergo changes, with regulations, subsidies or tax incentives that can be amended or even legally challenged. Some of our businesses depend on local and government regulations of industrial activities, including regulations that, among other things, enforce the reduction of carbon and other greenhouse gases and the content of biofuels in fossil fuels or the use of energy from renewable sources. Any amendments to such regulations will seriously undermine the profitability of our current and future projects, and it could also bear adverse material effects on our business, financial conditions and results. Some subsidy regimens set up for renewable energy generation have been challenged in the past for constitutional and other types of reasons (including benefit schemes that constitute State subsidies from the European Union) in some jurisdictions.

Annual Report 2013 / ABENGOA 37 Annual corporate governance report In the event that all or part of our renewable energy generation subsidy regimens and incentive schemes were to be declared illegal in any jurisdiction in which we are operating, we could find ourselves in a condition of inability to efficiently compete with the non-conventional renewable and other kinds of energy or we could be unable to complete some ongoing projects. We are bound by excessive government regulations existing in a number of different jurisdictions, and our inability to comply with the existing regulations or requests or changes in the applicable regulations or requirements could bear negative impacts on our businesses, results of operations or on the financial and Regulations situation - Spain -Solar Regulatory Framework - Royal Decree Law 9/2013 Renewable energy production at our facilities is the object of various measures of tax reduction or tax incentives in the jurisdictions in which they operate. These tax incentives and reductions play important roles in the profitability of the projects that we execute. It is possible that in future part or all of said incentives may be suspended, reduced, may not be renewed, or may even be completely cancelled. If it comes to that, the profitability of the current plants and our ability to finance future projects may be negatively affected, which could bear adverse material effect on our businesses, financial conditions and results of operations. E.6 Explain the response and supervision plan for the most threatening risks of the entity. There is a specific action plan for each of the risks identified, which could encompass various departments of the company. Executive supervision of the company’s main risks is performed through the following committees: _ Risks Management Committees by Business Units. _ Critical Projects Committees. _ Risks Management Committees with the Executive. _ Projects Committee. _ Special Situations Committees.

Annual Report 2013 / ABENGOA 38 Annual corporate governance report F. Internal risks monitoring and management systems in relation to the process of financial reporting (System of Internal Control over Financial Reporting). Describe the mechanisms entailed in the risks monitoring and management system in relation to the company’s financial reporting (System of Internal Control over Financial Reporting) process. F.1 The Company’s control environment Report, pointing out the main characteristics of at least: F.1.1. The bodies and/or functions in charge of: (i) the existence and maintenance of an appropriate and effective System of Internal Control over Financial Reporting; (ii) its introduction; and (iii) its supervision. The System of Internal Control over Financial Reporting, (hereinafter, SICFR), is part of Abengoa’s general system of internal control and is set up as a system prepared to provide reasonable assurance of the reliability of financial report published. The body in charge of it, pursuant to the Regulations of Abengoa’s Board of Directors, is the Board of Directors and, within it, the duty of supervision is conferred on the Audits Committee in accordance with the regulations thereof. Thus, the Board of Directors is in charge of setting up and maintaining a compulsory Audits Committee as inferred from Article 27 of the Bylaws of the Board of Directors. Accordingly, the duties that the Board entrusts to the Audits Committee entail, in relation to the SICFR, “the supervision of the process of elaborating and integrating the financial report regarding the company and, as the case may be, the group, revising the compliance with regulatory requirements”. Also, according to said article, the duties of the Board include “the regular revision of internal risks monitoring and management systems, to ensure appropriate identification, management and reporting of the main risks”. F.1.2. The following elements, if existing, especially in relation to the process of elaborating the financial report: _ Departments and/or mechanisms in charge of: (i) designing and revising the organizational structure; (ii) clearly defining the lines of responsibility and authority, with an appropriate distribution of duties and tasks; and (iii) ensuring the existence of sufficient procedures for its correct announcement through out the entity. As stipulated by the Board of Directors Regulations: · It is in charge of defining the structure of the Group of companies, on the proposal of the company’s chief executive, the appointment and possible dismissal of senior executives of Abengoa and other companies making up the group. · The core components of the board’s mission is to approve the company’s strategy and the organization required for its execution, and to ensure that management attains the objectives while pursuing the company’s interests and corporate purpose.

Annual Report 2013 / ABENGOA 39 Annual corporate governance report · Through the relevant departments, the board of directors will strive for the correct and integral announcement of the relevant information of the company including but not limited to that related to the call for the general shareholders’ meeting, its agenda and contents of the proposed agreements, relevant facts, agreements signed by the last shareholders’ general meeting held, the internal regulations of corporate governance and Annual Report. The media for announcing will be the most adequate for ensuring that unrestricted announcements are made and in a timely manner, including the Company’s webpage. _ Code of conduct, body of approval, degree of publication and instruction, principles and values including (indicating whether there is specific mention of the recording of transactions and the elaboration of the financial report), body in charge of analysing breaches and of proposing the correct actions and sanctions. At Abengoa there is a code of ethics and professional conduct approved by the board of directors and available on the Intranet in both Spanish and English, which outlines the ethical and responsible behaviour that must be assumed in the execution of company activities and in managing the businesses, by the management team and all the professionals of Abengoa and its subsidiaries. Abengoa runs a continuous on-the-job training program in which courses are imparted on topics of Code of Conduct. It is compulsory for all employees to attend said courses and to show proof by signing attendance sheets, and the company ensures that all Abengoa employees have learned, received and understood said information. We are proud to mention that in 2013 we provided 1,864,251 hours of training in the whole Group (9,189 hours in Abengoa, SA), attended by 22,177 employees. Said Code of Conduct demands the following: · The highest standards of honesty and ethical behaviour, including appropriate and ethical procedures for dealing with actual or possible conflicts of interests between professional and personal relationships. · The most complete, just, precise, timely and intelligible communication in all periodical reports that Abengoa must submit to the organs of Administration or in all reports that may be made. · Compliance with the applicable laws, standards, rules and regulations. · The tackling of actual or possible conflicts of interests and the provision of orientation to ensure that employees, managers and board members report such conflicts to Abengoa. · The interruption of the poor use or poor application of Abengoa’s properties and business opportunities. · The maximum level of confidentiality and fair trade in and outside Abengoa. · The immediate internal reporting of any breach of said Code of Conduct and the appropriate reporting of all illegal behaviours. All information made public and all media releases deemed to be affecting Abengoa must first be approved by the board of directors or by the manager who may have been previously entrusted with performing such duty. Its appropriate follow-up is a source of profitability and security in the execution of the activities of Abengoa. Said regulations ensure the veracity and reliability of the financial report.

Annual Report 2013 / ABENGOA 40 Annual corporate governance report The Board of Directors is in charge of, and, by virtue thereof, its Chairman, Committees set up, delegated committees or, as the case may be, Managers entrusted therewith, the classification of the breaches of the Common Management Systems. _ Whistleblowing channel, which enables reporting of irregularities of financial and accounting nature to the audits committee, in addition to possible breaches of the code of conduct and irregular activities in the organization. The reports may be filed in secrecy or anonymity. An important aspect of responsibility and transparency is to provide a mechanism by which any interested party may safely and secretly report irregularities, unethical or illegal conducts that, in his/her opinion, occur in the execution of the Company’s activities. In this manner and following the guidelines provided in section 301 of the Sarbanes-Oxley Act, the Audits Committee decided to establish specific procedures for: · The reception, safeguard and treatment of complaints or reports that the company may receive in relation to the accounting, internal monitoring of the accounting or auditing matters. · Employees of the company to be able to secretly or anonymously send information in good faith on the dubious or arguable policies of accounting and auditing. Towards that end, Abengoa has a double mechanism for receiving complaints or reports: · An internal channel, which is available to all employees, so that they can notify any alleged irregularity in accounting or audits or breaches of the code of conduct. The communication channel is by e-mail or ordinary mail. · An external channel, available to anyone outside the company, so that they can notify any alleged irregularities, fraudulent actions or breaches of Abengoa’s Code of Conduct through the web page (www.abengoa.com). _ Training programs and regular updates for the personnel involved in the preparation and revision of the financial report, as well as in the evaluation of the System of Internal Control over Financial Reporting, which should at least cover accounting regulations, auditing, internal risks monitoring and management. The Human Resources Management works together with the Economic-Financial Management to impart regular training, both internally and externally, to the personnel involved in the preparation of the Financial Statements of the Group. The training programs are fundamentally focused on the correct knowledge and update on the International Financial Reporting Standards (IFRS) and on the laws and other rules and regulations on the Internal Control over Financial Reporting (Common Management Systems). Both the Internal Audits Management and Global Risks Management keep themselves informed and up-to-date on the latest on Risks management and Internal Control, especially on Financial Reporting. During the 2013 financial year, the Departments related with the preparation, revision and reporting of financial information received various publications as updates to the accounting and financial standards, internal control and tax, including courses by internal experts in relation to the updating of accounting standards.

Annual Report 2013 / ABENGOA 41 Annual corporate governance report F.2 Financial Reporting Risks Assessment At least reporting the following: F.2.1. What are the main characteristics of the process of identifying risks, including those of error or fraud, with regards to: Whether the process does exist and is documented. Abengoa has introduced a process for identifying and evaluating risks: the Universal Risks Model which is updated on regular basis. Said model enumerates the risks identified by the organization, classified into categories and sub-categories, assign indicators to each to enable them to measure their probability and impact and to define the degree to which they may be tolerated. And finally, the types of risks related with the accounting and the submission of the financial report, the management of debt and equity financing, planning and budgeting and the tax strategy of transactions: Whether the process covers the entire objectives of the financial reporting, (existence and occurrence; integrity; evaluation; presentation, breakdown and comparability; and rights and obligations), if updated and at what frequency. The URM is designed to cover all risks that are identified. Among them are a lot that refer to the preparation and submission of the financial report, accounting records, debt management and equity financing, planning and budgeting and the tax strategy of transactions: Identified risks are covered and mitigated by Abengoa’s internal monitoring system. All risks previously linked with the process by which the financial information is prepared are under control such that it may be guaranteed that the financial information appropriately adheres to the requirements of existence, occurrence, integrity, evaluation, presentation, breakdown and comparability. The existence of a process for identifying the consolidation perimeter, considering, among other things, the possible existence of complex corporate structures, instrumental or special purpose entities. The consolidation perimeter of Abengoa undergoes revisions during each quarterly closing. The Consolidation department is in charge of analysing companies that enter and exit said perimeter. Both the creation and acquisition of companies, as well as their sale or dissolution, are subject to internal authorization processes that permit the clear identification of all entries and exits to and from the consolidation perimeter. Whether the process takes into account the effects of other types of risks (operational, technological, financial, legal, reputation, environmental, etc.) in the manner in which they affect the financial statements. As already mentioned, the URM is the methodology for the identification, compression and evaluation of the risks that may affect Abengoa. The purpose is to obtain an integral vision of them, designing an efficient system of response that is in line with the business goals and objectives of the company. It is made up of 56 risks classified into 20 categories that are grouped into 4 large areas (financial risks, strategic risks, regulatory risks and operational risks). All risks of the model are evaluated based on two criteria: _ Probability of occurrence: Degree of frequency at which to be sure that a specific cause will expose Abengoa to an event with negative impact. _ Impact on Entity: Set of negative effects on the strategic goals and objectives of Abengoa.

Annual Report 2013 / ABENGOA 42 Annual corporate governance report Which corporate governance body supervises the process? The financial information preparation process is the absolute responsibility of the Board of Administration. In accordance with the regulations of the administrative body, the financial information must first be certified by the Chairman of the Board and the Corporate Directors of the department of Consolidation and Internal Auditing before its presentation. Likewise, as set forth in section F.5 of this document, the Board of Directors entrusts the Audits Committee with the duties of supervising the system of internal control and monitoring which ensures that the preparation of the financial information strictly abides by the required standards. F.3 Control Activities Report pointing out the main characteristics of the following, if any, is at least include: F.3.1. Procedures for reviewing and authorizing the financial reporting and the description of the System of Internal Control over Financial Reporting, to be published at the stock market, indicating responsibilities, as well as the descriptive documents of cash flows and monitoring (even in connection with fraud risks) of the various types of transactions that could materially affect the financial statements, including the accounting closure proceedings and the specific revision of the judgements, estimates, evaluations and relevant projections. In accordance with the Board of Directors Regulations, the integrity and exactitude of the Annual Accounts presented to the Board of Directors for approval must first be certified by the Chairman of the Board of Directors and by the Director of the Department of Corporate Consolidation and Audits. When the Board of Directors receives the reports issued by the Corporate General Directorate and obtains the necessary clarifications, it must clearly and precisely declare that the contents of the Annual Accounts and the Management Report can be easily understood. The Board of Directors must ensure that that said documents depict the true state of the asset, the financial statement and the profit and loss outcome of the company, in conformity with the stipulations of the Law. Thus, the Board of Directors will decide on and take as many actions and measures deemed necessary to ensure the Company’s transparency on financial markets, promoting correct information on the prices of the Company’s shares, supervising financial-related information regularly made public and performing as many duties as may be required of the company’s status as a listed company. The process or structure effectively followed in certifying financial report, done on quarterly basis, reflects the manner in which financial report is generated at Abengoa. In said structure, the information to be reported is prepared by company heads, then revised by heads of the respective Business Units and by the respective Corporate areas heads who certify both the reliability of the financial report on the area under their charge –which is what they submit for consolidation at group level- as well as the effectiveness of the internal control system set up to reasonably ensure said reliability. Finally, the chairman and CEO, as the Topmost executive, and the directors of Internal Audits and Corporate Consolidation certify the reliability of the consolidated accounts to the Board of Directors in the quarterly Audits Committee. With the support of the Internal Audits management, said Committee supervises the entire certification process, and submits its conclusions from said analysis to the Board of Directors in the sessions in which the accounts will be officially signed. The information will then be published at the National Securities Exchange Commission (CNMV) once submitted to the Committee.

Annual Report 2013 / ABENGOA 43 Annual corporate governance report _ At the close of the 2013 financial year there were ongoing claims and legal controversies filed by and against Abengoa and its group of companies, as a natural consequence of its business and of the economic and technical claims that parties to contracts often mutually file. _ Below is a summary of the most significant legal claims that, even though, in the opinion of the directors, it is not expected to jointly or severally bear any adverse material impacts on the consolidated financial statements, due to their nature, it is not easy to predict the final rulings: · In May 2000, Abengoa Puerto Rico SE, a subsidiary of Abengoa SA, filed a lawsuit against the Puerto Rican Electric Power Authorities (EPA) and liquidated the contract that both parties had signed in relation to an EPC Project for the construction of an Electricity Plant in Puerto Rico, in which the EPA was the Prime Contractor. Said lawsuit contained several claims like, among others, withholding of payments, unpaid invoices, loss of future benefits, damages and other costs, which reached approximately 40 million Dollars. · In reaction to the lawsuit filed by Abengoa Puerto Rico SE, the EPA filed an appeal, which it based on the contract, against Abengoa Puerto Rico SE and, at the same time, filed another lawsuit against and claiming the same amount from Abengoa and its insurer, American International Insurance Company of Puerto Rico. The EPA is claiming approximately 450 million Dollars. · On April 29, 2013, The European Commission initiated an inspection of the Parent Company Guarantee (PCG) and that of all the other companies that are directly or indirectly under its control, including that of Abengoa Bioenergy Trading Europe BV, with regards to the possibility of it participating in anti-competition agreements or in actions presumably aimed at the manipulation of the results of Platts’ equity appraisal value at the close of the day (CDD), as well as denying access to one or several companies to participate in the CDD value appraisal process. According to such European Commission decision, since 2002 there has been the suspicion that anti-competition behaviours may be occurring or that companies may have entered agreements and/or may be specifically coordinating their actions and that various markets that utilize the CDD method of reporting Platts’ price may be involved, including the biofuels market. Our understanding is that the investigation is still at the preliminary stages and that the European Commission has not yet instigated any formal legal proceedings. Abengoa SA believes that both the company itself as well as the members of the Group implicated (including Abengoa Bioenergy Trading Europe BV) have always acted in conformity with the applicable laws in matters of competition. Even though we are actively cooperating with the European Commission in said investigation, It is not possible for us to predict the final ruling of any legal proceedings that may be instigated in relation with the object of the investigation. _ The legal consultants department of Abengoa SA meet regularly in committees with the different legal consultants of the various subsidiaries of Abengoa to be informed of the legal situations of ongoing litigations and later they report to the Chairman’s office where subsequent discussions are held during the Board of Directors meetings on the situations of the most significant conflicts.

Annual Report 2013 / ABENGOA 44 Annual corporate governance report F.3.2. Policies and procedures of internal control of information systems (especially on safety and security of access, monitoring of changes, operating them, operational continuity and separation of functions) that back the entity’s relevant processes with regards to the elaboration and publication of the financial report. Among the controls studied for mitigating or managing the risks of error in financial reporting are those related to the most relevant computer applications, like controls relating to user access permissions or to the integrity of information transfer between applications. In addition, Abengoa follows guidelines or standards and procedures of internal control over information systems in relation to acquiring and developing software, acquiring systems infrastructure, installing and testing software, managing changes, managing service levels, managing services performed by third parties, systems security and access to them, managing incidents, managing operations, the continuity of operations and the segregation of functions. Said guidelines and procedures -which in some cases are different based on geographical scope and which are in the process of gradual homogenization- are applied to all information systems including those that house the relevant processes of the generation of financial report, and to the infrastructure necessary for its functioning. In geographies where Abengoa operates, the entire internal network of computer infrastructure is controlled by a Department of internal professionals who are charged with defining and executing the group’s IT and telecommunications strategy, as well as user support, systems operation and IT security. Abengoa has an Internet Technology (IT) security system in place that envisages the recovery of relevant information in the event of a system crash. Said security system is managed through the aforementioned internal IT Department. F.3.3. Policies and procedures of internal control aimed at supervising the management of activities sourced out to third parties, including the aspects of evaluation, calculation or assessment entrusted to independent experts, which could materially affect the financial statements. In general terms, Abengoa does not retain third party subcontractors to perform significant tasks that directly affect financial reporting. Third-party assigned assessments, evaluations or calculations that could materially affect the financial statements are considered activities deemed relevant for generating financial report that may lead, as the case may be, to the identification of risks of priority errors, thus implying the designing of associated internal controls. Abengoa has a method of approval through an authorization that grants Executive support which, among other things, must be acquired by the Department that needs to outsource a service. Such contracts are subject to reviews before being signed, including their analysis and internal approval of the fundamental hypothesis to be used.

Annual Report 2013 / ABENGOA 45 Annual corporate governance report F.4 Information and Reporting Report pointing out the main characteristics of at least: F.4.1. A specific function entrusted with defining, maintaining accounting policies updated (area or department of accounting policies) and resolving doubts and conflicts derived from their interpretation, maintaining constant communication with those in charge of the transactions in the organization, keeping the accounting policies manual updated and reporting to the units through which the entity operates. Abengoa operates with an Accounting Policies Manual. Said manual establishes the accounting policies criteria that must be observed when the company is preparing the financial report using the financial reporting framework established by the International Financial Reporting Standards adopted by the European Union. The manual is available to all employees of Abengoa. Said manual, is also subject to regular updates for the purpose of including all new applicable rules and regulations. The department of Consolidations and Accounting Policies is responsible for updating the manual which was last updated during the 2012 financial year. F.4.2 Mechanisms for gathering and preparation of financial information in standard format, application and use by all units of the entity or the group, supporting key financial statements and notes, as well as detailed information about the SCII. All the entities that make up Abengoa’s consolidated group use the same tools and applications for financial reporting, regardless of whether the information system isused to keep the accounting records. Said tools, regularly supervised by the Consolidation Department, ensure that the financial information reported by companies is complete, reliable and consistent. Thus, the information reported during the closing of financial year includes all breakdowns deemed necessary for the preparation of consolidated financial statements and their explanatory notes. F.5 System Operation Supervision Report, pointing out the main characteristics of at least: F.5.1. The activities of supervising the System of Internal Control over Financial Reporting performed by the audits committee, and of whether the entity has an internal audits system that is empowered to support the committee in supervising the internal monitoring system, including the SICFR. Also provide information on the scope of the assessment of the SICFR performed during the financial year and on the process by which the head of the assessment reports the results, whether the entity has an action plan that outlines the possible corrective measures, and whether its impact on the financial reporting has been considered. The Board of Directors is in charge of ensuring the appropriate registration of the operations in the accounting records, of maintaining a structure of internal control and accounting for the purpose of preventing and detecting errors and irregularities. In accordance with the Board of Directors Regulations, the Audits Committee is entrusted with the following duties: _ To report on the Annual Accounts, as well as on the quarterly and half-yearly financial statements that must be issued to the regulatory or supervisory bodies of the securities markets, with express mention of the internal control systems, verification of compliance and monitoring through internal audits and, when applicable, on the accounting criteria applied.

Annual Report 2013 / ABENGOA 46 Annual corporate governance report _ To supervise the preparation process and the integrity of the financial report on the company and, if applicable, the group, and to verify compliance with regulatory requirements, the appropriate boundaries of the scope of consolidation and the correct application of Accounting principles. _ Frequently review the systems for the internal monitoring and risks management, so that the main risks are identified, managed and properly disclosed. _ Supervise and ensure the independence and effectiveness of the duties of internal audits and supervising them, with full access to said audits, propose the selection, appointment, reselection and dismissal of heads of internal audits, propose the budget for said unit, and set the salary scale of its Director; obtain regular information on the activities and the budget of the unit; and ensure that the senior management considers the conclusions and recommendations in its reports. The Audits Committee’s functions include the supervision of the internal audits service and obtaining information on the financial reporting process, the internal control systems and on the risks for the company. On the other hand, with regards to the supervision of the internal controls system, the goals of the duty of internal audits are as follows: _ To prevent the group companies, projects and activities from exposure to audits risks such as fraud, capital losses, operational inefficiencies and, in general, any risks that may affect the healthy running of the business. _ To ensure the continuous application of the standards, appropriate procedures and efficient management in accordance with the Common Management Systems. The Internal Audits Department of Abengoa The internal audits service originated as an independent global function, reporting to the audits committee of the board of directors, with the principal objective of supervising Abengoa’s internal monitoring and significant risk management systems. Abengoa’s internal audit service is structured around the joint audit services, which act in coordination. To ensure the performance of its functions while executing its activities, its structure is based on multidisciplinary teams, formally organized by geographical areas, working under a single annual plan of activities and sharing the execution of their tasks and duties on the basis of qualifications, ensuring that their performance are in line with the best international practices. The team of internal auditors is comprised of 49 professionals, scattered amongst the various business units. The following are the characteristics of the team: _ The average age an internal auditor in Abengoa is currently at approximately 31 yrs _ The male and female percentage is 60% and 40% respectively. _ Professional experience averages around 7 years. Approximately 75% of the auditors have previous experience from one of the Big4 external auditing firms. The characteristics of the internal auditors of Abengoa shows the company’s commitment to only engaging qualified personnel to perform the auditing duties. Abengoa’s internal auditors are intimately tied to the culture of the service in the performance of their activities and to their involvement with the business project they execute with the main aim of creating value for the organization.

Annual Report 2013 / ABENGOA 47 Annual corporate governance report The general goals of internal auditing are as follows: _ To prevent the group companies, projects and activities from exposure to audits risks such as fraud, capital losses, operational inefficiencies and, in general, any risks that may affect the healthy running of the business. _ To ensure the continuous application of the standards, appropriate procedures and efficient management in accordance with the Common Management Systems. _ To create value for Abengoa and its business units, promoting the construction and maintenance of synergies and the monitoring of optimal management practices. _ To coordinate work criteria and approach with the external auditors, seeking the most efficiency and profitability of both functions. _ Analysis and processing of the complaints received through whistle-blowing and reporting the conclusions of the work performed to the Audit Committee. _ To evaluate the companies’ audit risk following an objective procedure. _ To develop Work Plans using scopes that are convenient for each different situation. Evaluation of the Internal Audit Service During the 2011 financial year, Abengoa terminated an independent evaluation procedure for auditing based on the standards of the Institute of Internal Auditors. The purpose of the evaluation was to analyse the organization, the processes and performance in the field of internal audits, in order to set the parameters for improving the effectiveness and efficiency of auditing so as to be able to deal with an increasingly competitive and regulatory environment. The assessment of internal auditing is structured around three key elements: _ Mission of the internal auditors to comply with Abengoa’s expectations and requirements. _ Professionals of the Internal Audit Service _ Infrastructures and operations used by the internal auditors to perform their work. Following the work performed by an independent expert the report concluded that Abengoa’s internal auditors is in line with the international standards for the professional practice of internal auditing, of the Institute of Internal Audit (IIA). F.5.2. Whether there is a discussion procedure by which the accounts auditor (pursuant to the stipulations of the NTA), the function of the internal audits and other experts may report the significant weaknesses identified in the internal monitoring during the revision of the financial statements or all the others entrusted to them to the top management and to the audits committee or to the directors of the entity. Also report whether there is an action plan for correcting or mitigating the weaknesses uncovered. The Internal Audits’ office regularly informs the senior management and audits committee on the weaknesses identified in internal control in revisions performed on the processes during the financial year, and on the introduction of the action plans put in place to ensure the mitigation of said weaknesses. On the other hand, the accounts auditor of the group retains direct access to the group’s senior management, holding regular meetings both to obtain the information necessary for the execution of its duties as well as to report on the weaknesses detected in (internal) control during the auditing. The external auditors will issue the economic and financial director and the audits committee an annual report detailing the weaknesses it detected in the internal control while performing its duties.

Annual Report 2013 / ABENGOA 48 Annual corporate governance report F.6 Other Information of Interest The external auditors issued five (5) reports during the 2013 financial year. They are integrated into the Annual Report: _ Audit report on the Group’s consolidated financial statements, as required by the Laws in vigour. _ Voluntary audit report on internal audit compliance under PCAOB (Public Company Accounting Oversight Board) standards, as required under section 404 of the Sarbanes-Oxley Act (SOX) _ Voluntary reasonable assurance audit report on the Corporate Governance Report, being the first Spanish listed company to obtain a report of this nature. _ Voluntary reasonable assurance audit report on the Corporate Social Responsibility Report Issued by KPMG, Auditores, SL. _ And voluntary audit report on the design of the Risk Management System following the ISO 31000 Standards and Specifications. F.7 Report from the External Auditor Report: F.7.1. Whether the external auditor revised the SICFR information issued to the markets and, if so, the entity must include the corresponding report as annex. Otherwise, if that is not the case, the entity must provide its reasons. Abengoa applies all the rules and regulations dictated by the (CNMV) Stock Market Authorities. This fact implies that for the past five financial years Abengoa has been strictly complying with the reference indicators included in the document of the CNMV’s “Systems of Internal Control over Financial Reporting. Since 2007, Abengoa has voluntarily submitted its Internal Control Systems to an external evaluation that concludes with the issuance of an audit opinion under the PCAOB standards, and to audits to ascertain compliance with section 404 of the Sarbanes-Oxley Act (SOX). The auditor of the individual and consolidated annual financial statements of Abengoa, for the financial year ending December 31, 2013, is Deloitte S.L. which is also the Group’s main auditor. G. Degree to which corporate governance recommendations are followed Indicate the degree to which the company follows the recommendations of the Unified Good Governance Code. In the event that a recommendation is not or is only partially followed, the entity should include detailed explanation of its reasons such that the shareholders, investors and the market in general, are provided with sufficient information to assess the performance of the company. Explanations of general nature shall not be acceptable. _ 1. The bylaws of listed companies should not limit the votes that can be cast by a single shareholder, or impose other obstacles to impede the takeover of the company by means of share purchases on the market. See section: A.10, B.1, B.2, C.1.23 and C.1.24 Compliant.

Annual Report 2013 / ABENGOA 49 Annual corporate governance report _ 2. When a parent and a subsidiary company are listed, both should provide detailed disclosure on: · a) Their respective types of activities, and any business dealings between them, including between the listed subsidiary and other companies in the group; · b) The mechanisms in place to resolve possible conflicts of interest. See sections: D.4 and D.7 Compliant. _ 3. That even when not expressly required under Commercial Law, all decisions involving a fundamental corporate restructuring, especially the following, is submitted to the Shareholders for approval or ratification: · a) The transformation of listed companies into holding companies through the process of subsidiarization, i.e. reallocating previous core activities of such company to subsidiaries, even if the latter retains full control of the former; · b) Any acquisition or transfer of key operating assets that would effectively alter the company’s corporate purpose; · c) Operations that effectively amount to the company’s liquidation. See sections: B.6 Partially compliant. The company has not incorporated this regulation into its internal rules (bylaws) as a provision, which does not prevent compliance thereof in practice with said Recommendation. _ 4. Detailed proposals of the resolutions to be adopted at the General Meeting of Shareholders, including the information stated in recommendation 28, should be made available at the same time the meeting is convened. Compliant. _ 5. Substantially independent issues should be voted separately at the General Meeting of Shareholders, in order for shareholders to be able to exercise their voting preferences separately. And that said rule applies, particularly: · a) To the appointment or ratification of directors, with separate voting on each candidate; · b) To amendments to the bylaws, with votes taken on all materially different articles or groups of articles. Compliant. _ 6. Companies should allow split votes, so that financial intermediaries acting as nominees on behalf of various clients can issue their votes according to instructions. Compliant. _ 7. The board of directors should perform its duties with unity of purpose and criteria independence, giving all the shareholders the same treatment, allowing itself to be guided only by the company’s interests, which means striving to maximise its economic value in a sustainable manner. It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; performing its obligations and contracts in good faith; respecting the customs and good practices of the sectors and territories in which it operates; and upholding any additional social responsibility principles to which it may have voluntarily subscribed. Compliant.

Annual Report 2013 / ABENGOA 50 Annual corporate governance report _ 8. The core components of the board’s mission should be to approve the company’s strategy and the organization required for its execution, and to ensure that management attains the objectives while pursuing the company’s interests and corporate purpose. As such, the board fully reserves the right to approve: · a) The company’s general policies and strategies, and in particular: _ The strategic or business plan, management targets and annual budgets; _ Investment and financing policy; _ Design of the structure of the corporate group; _ Corporate governance policy; _ Corporate social responsibility policy; _ Senior staff performance remuneration and evaluation policy; _ Risk control and management policy, and the regular monitoring of internal information and monitoring systems _ Dividend and treasury stock policies and especially limits See sections: C.1.14, C.1.16 and E2 · b) The following decisions: _ On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses. _ Remuneration of board members, including, in the case of executive members, the additional considerations for their executive duties and other contract conditions. _ The financial information that all listed companies must periodically disclose. _ All kinds of investments or operations deemed strategic due to their huge amount or special characteristics, except if they require the approval of the General Meeting of Shareholders; _ The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other comparable transactions or operations with complexities that might impair the transparency of the group. · c) Transactions which the company conducts with board members, significant shareholders, shareholders with board representation or with other associated persons (“associated transactions”). However, board authorization need not be required for associated transactions that simultaneously meet the following three conditions: _ 1. They are governed by standardized agreements that are applied on an across-theboard bases to large numbers of clients; _ 2. They go through at market rates, generally set by the person supplying the goods or services; _ 3. Their amount is no more than 1 % of the company’s annual revenues. It is advisable that the Board approves associated transactions only if the audits committee issues a favourable report or, as the case may be, any other committee assigned to that function; and that the board members involved may neither exercise nor delegate their voting rights, and should be excused from the meeting while the board deliberates and votes.

Annual Report 2013 / ABENGOA 51 Annual corporate governance report Ideally, with the exception of the powers outlined in b) and c), which may be delegated to the executive committee in emergencies and later ratified by the plenary session of the Board of Directors, the above powers should not be delegated. See sections: D.1 and D.6 Compliant. _ 9. In the interests of maximum effectiveness and participation, the board of directors should consist of no fewer then five and no more than fifteen members. See section: C.1.2 Compliant. _ 10. External proprietary and independent board members should occupy an ample majority of board sits, while the number of executive board members should be cut down to the minimum necessary bearing in mind the complexity of the corporate group and the percentage of ownership the executive board members hold in the equity. See sections: A.3 and C.1.3 Compliant. _ 11. That among the external board members, the relation between proprietary and independents members should match the proportion between the capital represented on the board by proprietary board members and the rest of the company’s capital. This strict proportional criterion can be relaxed so that the weight of proprietary board members is greater than would correspond to the total percentage of capital represented: · In companies with very large capitals in which fewer or no equity stakes exceed the legal threshold of significant shareholdings, but where there may be shareholders with considerable sums actually invested. · In companies with plurality of shareholders represented on the board but not otherwise related. See sections: A.2., A.3 and C.1.3 Explanation. Abengoa increased the number of proprietary board members on its board due to an investment agreement signed with First Reserve Corporation, on November 4, 2011. Claudio Santiago Ponsa was appointed board member of Abengoa on the request of First Reserve Corporation by virtue of the agreement reached with Inversión Corporativa on November 9, 2011, in their capacity as shareholders of Abengoa, within the framework of the investment agreement signed between Abengoa and First Reserve Corporation, aforementioned, relating to the proposal, appointment, ratification, re-selection or replacement of a board member to represent First Reserve Corporation, of which this Committee was notified. _ 12. The number of independent members should represent at least one third of all board members. See epigraph: C.1.3 Explanation.

Annual Report 2013 / ABENGOA 52 Annual corporate governance report Contrary to what the company has always done until now, complying with the recommendations of corporate good governance, the number of independent board members went below a third of the total of board members due to the appointment of Mr. Claudio Santiago Ponsa as proprietary board member by virtue of the agreement signed with Inversión Corporativa on November 9, 2011, in the capacity as shareholders of Abengoa, and the resignation of Mr. Carlos Sebastian Gascón as independent board member of Abengoa. _ 13. The condition of each board member should be explained at the general meeting of shareholders, which shall appoint or ratify its appointment, with confirmation or, as the case may be, review in the Annual Corporate Governance Report, before verification by the appointments committee, and that said report should also disclose the reasons for appointing proprietary members at the urging of shareholders with less than 5 % of the capital, explaining any rejections of formal requests for a place on the Board of Directors issued by shareholders with capital equal to or greater than that of others whose requests for proprietary members may have been accepted. See sections: C.1.3 and C.1.8 Compliant. _ 14. In the event that female board members are few or non existent, the Board should state the reasons for this situation and the correction measures implemented; in particular, the Appointments Committee should take steps to ensure that: · a) the process of filling board vacancies has no implicit bias against female candidates; · b) the company makes a conscious effort to include females in the target profile among the candidates for board places. See sections: C.1.2, C.1.4, C.1.5, C.1.6, C.2.2 and C.2.4 Compliant. _ 15. The Chairman, as the person responsible for the proper operation of the board, should ensure that members are supplied with sufficient information in advance of board meetings, and should encourage debates and the active involvement of all members, safeguarding their rights to freely express opinions and take stands; he should organise and coordinate regular assessments of the board and, if appropriate, the company’s chief executive, along with the chairmen of the relevant board committees. See sections: C.1.19 and C.1.41 Compliant. _ 16. In the event that the board chairman is also the company’s chief executive, an independent board member should be empowered to convene board meetings or to include new items on the agenda; to coordinate and voice the concerns of external board members; and to lead the board’s evaluation of its chairman. See section: C.1.22 Explanation. There are currently fifteen members on the board of directors. The Board of Directors Regulations governs the composition, functions and internal organization of the governing body. The company also has an Internal Code of Conduct that bounds the board of directors, the senior management and all other employees deemed affected, by virtue of the positions or powers that they hold in matters relating to the Stock Market. The regulations of the general meetings of the shareholders govern the formal aspects and the internal system for the meetings of shareholders. Lastly, the board of directors

Annual Report 2013 / ABENGOA 53 Annual corporate governance report is assisted by its audits committee and the appointments and remunerations committee, both of which have their own respective internal regulations. All the rules and regulations, set forth in the consolidated text of the company’s Internal Good Governance Rules, are available on the company’s website at www.abengoa.es and wwww.abengoa.com. Since it was formed, the appointments and remunerations committee has been analysing the structure of the company’s governing body and adapting it to the recommendations of corporate governance, especially to the historic and special configuration of said bodies within Abengoa. In February 2007, based on this analysis, the committee recommended the creation of the post of coordinating director, and the elimination of the Advisory Board of the Board of Directors. The first measure was in order to incorporate the most recent corporate governance recommendations made in Spain in 2006; the second, because it was deemed that said Advisory Board had already performed the duty for which it was originally created and that its coexistence with the corporate bodies could lead to conflicts of power. Both proposals were approved at a meeting of the Board of Directors held in February 2007 and at the General Meeting of Shareholders on April 15 of the same year, appointing Prof. José B. Terceiro in representation of Aplicaciones Digitales S.L., as coordinating board member, in his capacity as independent on that date. On a final note, in October 2007 the committee proposed that the board accepts the resignation of Mr. Javier Benjumea Llorente from his post as Deputy Chairman and revokes his delegated powers, and that the board accepts the appointment of a new natural person to represent Abengoa and Focus-Abengoa Foundation in entities or companies where representation is required. The committee then decided to revisit the study of the number and characteristics of the Deputy Chairman of the board of directors within the current structure of governing bodies. As a result, the committee thought it necessary to restrict the powers of the Deputy Chairman of Abengoa to those conferred under the Spanish Corporations Act as regard the organic representation of the company on the one hand, and as balance to the Chairman’s functions on the board of directors, on the other. Thus, it was considered that the coordinating board member – with the functions assigned by the resolutions of the board of directors (February 2007) and the general meeting of shareholders (April 2007) – was the ideal figure, given the corporate governance recommendations and the company structure, as well as the composition and diversity of its directors. The coordinating board member has already been entrusted with the task of coordinating the concerns and motivations of the other board members, and empowered to convene board meetings and to include new items on the agenda. In its role as the visible protector of the interests of the Board members, it holds more of a de facto than of a de jure kind of representation on the Board, such that it seemed appropriate to confirm and expand this representation by making the post both institutional and organic. For the reasons outlined above, the committee proposed Aplicaciones Digitales, S.L. (Aplidig, represented by Prof José B. Terceiro Lomba), the current coordinating director, as the new Executive Deputy Chairman to the Board of Directors. In addition, and within the functions of organic representation, the executive deputy chairman, jointly with the chairman of the board of directors, has been put forward as the physical representative of Abengoa, in its capacity as the Chair of the Board of the Focus-Abengoa Foundation, as well as in any other foundations and institutions in which the company is or should be represented. In view of the above, on December 10, 2007, the board of directors agreed to appoint Aplicaciones Digitales, S.L. (represented by Prof José B. Terceiro Lomba), the current coordinating director, as Executive Deputy Chairman of the Board of Directors, and the independent board members gave their unanimous consent to retaining his position as coordinating board member in spite of his new appointment as Executive Deputy Chairman. In addition, and within the functions of organic representation (conferred through a power of attorney granted by the board of directors on July 23, 2007), the Executive Deputy Chairman, together with the Chairman of the Board of Directors, was proposed as joint physical representative of Abengoa, in his capacity as the Chair of the Board of Focus-Abengoa Foundation, and of any other foundations and institutions in which the company is or should be represented.

Annual Report 2013 / ABENGOA 54 Annual corporate governance report _ 17. That the board secretary should take care to ensure that the board’s actions: · a) Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies; · b) Are in conformity with the company Bylaws and the Regulations of shareholder Meetings, the Board of Directors and any others in the company; · c) Complies with the recommendations on good governance set forth in the Unified Code that the company may have accepted; And that in order to safeguard the independence, impartiality and professionalism of the secretary, its appointment and termination should be proposed by the appointments committee and approved by the plenary session of the board of directors; and that said appointment and termination procedure be included in the Regulations of the board of directors. See section: C.1.34 Compliant. _ 18. The board should meet with the necessary frequency to properly perform its functions, following a calendar and a program scheduled at the beginning of the year, to which each board member may propose the addition of other items. See section: C.1.34 Compliant. _ 19. The absences of board members should be reduced to the bare minimum and quantified in the Annual Corporate Governance Report. If board members have no choice but to delegate their votes, such delegation should be with instructions. See sections: C.1.28, C.1.29 and C.1.30 Compliant. _ 20. If board members or the secretary express concerns about a proposal or, in the case of board members, about the company’s performance, and such concerns are not resolved at the board meeting, the person expressing the concerns may request that the concerns be recorded in the minute book. Compliant. _ 21. The plenary session of the board should evaluate the following once a year: · a) The quality and efficiency of the board’s operation; · b) The level of performance of the company’s chairman and chief executive based on the report that may be submitted by the appointments committee; · c) The performance of committees based on reports that they provide. See section: C1.19 and C1.20 Compliant. _ 22. All board members may act on the rights to gather and obtain additional information deemed necessary on matters within the board’s powers, and unless the bylaws or the board regulations indicate otherwise, the requests for such shall be addressed to the board chairman or secretary. See section: C.1.41 Compliant.

Annual Report 2013 / ABENGOA 55 Annual corporate governance report _ 23. All board members should be entitled to call on the company for the required advice and guidance necessary for the performance of their duties and the company should provide the appropriate channels for the exercise of such right, which, in special circumstances, shall include external assistance at the company’s expense. See section: C.1.40 Compliant. _ 24. Companies should set up orientation programmes that may provide new board members with quick and sufficient knowledge of the company and its corporate governance rules and regulations and should also offer knowledge updating programs to board members whenever deemed advisable by the circumstances. Compliant. _ 25. Companies should insist that board members devote sufficient time and effort to the performance of their duties effectively, and, as such: · a) board members should apprise the appointments committee of any other professional obligations that could possible interfere with the dedication required from them; · b) and companies should establish rules about the number of boards on which their board members can sit. See sections: C.1.12, C.1.13 and C.1.17 Compliant. _ 26. The board should first approve any proposal submitted to the shareholders’ general meeting for the appointment or renewal of board members, including provisional appointments by co-optation: · a) On the proposal of the appointments committee, in the case of independent board members. · b) Subject to report from the appointments committee in all other cases. See section: C.1.3 Compliant. _ 27. Companies should post the following information about the board members on their websites, and keep them permanently updated: · a) Professional experience and background; · b) Other boards on which board member sits, whether listed company or not; · c) Indicate the category of the board member, pointing out, in the case of proprietary members, which shareholder they represent or to whom they are linked. · d) The date of their first and subsequent appointments as members of company’s board of directors, and; · e) Shares held in the company and whether said shares are subject to any options. Compliant. _ 28. Proprietary board members should resign if the shareholders they represent entirely dispose of such shares. They should also resign if such shareholders reduce their stakes, thus losing the corresponding entitlement to proprietary board membership. See sections: A.2. A.3 and C.1.2 Compliant.

Annual Report 2013 / ABENGOA 56 Annual corporate governance report _ 29. The board of directors should not propose the removal of independent board members before their tenure expires as mandated by the bylaws, except in the event of just cause, deemed by the board, after the Appointments Committee issues a report. Specifically, just cause shall be understood as board member acting in breach of his/her fiduciary duties or incurring in any of the circumstances that may lead to his/her losing the condition of independent, pursuant to the stipulations of Order ECC/461/2013. The removal of independents may also be proposed when a takeover bid, merger or similar corporate transaction produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in recommendation 11. See sections: C.1.2, C.1.9, C.1.19 and C.1.27 Compliant. _ 30. Companies should establish rules obliging board members to report of and, as the case may be, to resign in any circumstance that might damage the company’s name or reputation and, in particular, obliging them to inform the Board of Directors of all criminal cases in which they may be named as accused and the progress of any subsequent trials. Upon the indictment or trial of any director for any of the crimes outlined in Article 124 of the Spanish Companies Act, the board should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The board should also disclose all such determinations in the annual corporate governance report. See sections: C.1.42, C.1.43 Compliant. _ 31. All board members should express clear opposition against any proposals submitted for the board’s approval which, they deem, might damage the corporate interest. Particularly, independent and other board members, unaffected by the possible conflicts of interest, should challenge any decision that could go against the interests of shareholders not represented on the board. In the event that the board takes significant or reiterated decisions against which a board member may have expressed serious reservations, said board member set out the pertinent conclusions and, if he/she decides to resign, he/she should explain the reasons in the letter referred to in the next recommendation. The terms of this recommendation also applies to the board secretary although not officially a board member. Compliant. _ 32. Board members who give up their position before their tenure expires, by resignation or otherwise, should state the reasons in a letter remitted to all board members. Regardless of whether such resignation is filed as a significant event, the reason must be explained in the annual corporate governance report. See section: C.1.9 Compliant. _ 33. Executive board members should be remunerated in portions of the shares of the company or of companies of the group, share options or other share-based instruments, variable remunerations linked to the company’s performance or forecast systems.

Annual Report 2013 / ABENGOA 57 Annual corporate governance report This recommendation shall not include the allocation of shares if board members are obliged to retain them until the end of their tenure. Compliant. _ 34. The remuneration of external board members should sufficiently compensate for the dedication, abilities and responsibilities that the post entails, but not to the extent of compromising their independence. Compliant. _ 35. Remuneration linked to company earnings should consider the possible deductions reflected in the external auditor’s report and should reduce said results. Compliant. _ 36. In the case of variable compensations, remuneration policies should include the technical safeguards necessary to ensure that such remunerations reflect the professional performance of the beneficiaries and not simply the general progress of the markets or of the company’s sector, or of similar circumstances. Compliant. _ 37. In the event that the company has an Executive Committee, the structure of shares of the different categories of members should be similar to that of the Board itself, and its secretary should be like that of the board. See sections: C.2.1 and C.2.6 Not Applicable. _ 38. The board should always be granted first-hand knowledge of issues dealt with and decisions taken by the Executive Committee and each board member should receive a copy of the minutes of the executive committee. Not Applicable. _ 39. In addition to the Audit Committee required by the Securities Market Act, the Board of Directors should also create a committee, or two separate committees, for appointments and remunerations. The rules governing the composition and operation of the audits committee and the appointments and remunerations committee or committees should be set forth in the Board Regulations, and should include: · a) The board of directors should appoint the members of such committees considering the knowledge, aptitudes and experience of the directors and the duties of each committee; decide on their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first plenary board following each meeting; · b) These committees should consist exclusively of external board members, with a minimum of three. That notwithstanding, executive board members or senior officers may also attend meetings, for information purposes, at the committees’ invitation. · c) Committees should be chaired by independent board members. · d) External consultants may be engaged if deemed necessary for the performance of their duties. · e) Minutes should be recorded of their meetings and copies of such sent to all board members. See sections: C.2.1 and C.2.4 Partially compliant

Annual Report 2013 / ABENGOA 58 Annual corporate governance report Except for section b) above, all requirements are duly met. With regards to the presence of an executive board member on the appointments committee we refer to Recommendation 54 (because of his knowledge and experience in matters of Accounting and Auditing). _ 40. The supervision of compliance with the internal codes of conduct and corporate governance regulations should be entrusted to the Audits Committee, Appointments Committee or, if separately existing, Compliance or Corporate Governance committees. See sections: C.2.3 and C.2.4 Compliant. _ 41. All members of the audits committee, particularly its chairman, should be appointed bearing in mind their knowledge and background in Accounting, Auditing and Risk Management. Compliant. _ 42. Listed companies should have an internal audits function, under the supervision of the audits committee, to ensure the proper operation of internal reporting and monitoring systems. Compliant. _ 43. The head of internal audits should submit an annual work plan to the Audits Committee; report to it directly on any incidents arising during its implementation; and submit an activities report at the end of each year. Compliant. _ 44. Risk monitoring and management policy should at least specify: · a) The different types of risk (operational, technological, financial, legal, reputation-oriented) to which the company may be exposed, including those of financial or economic, contingent liabilities and other off-balance-sheet risks; · b) The determination of the level of risk deemed acceptable to the company; · c) Measures in place to mitigate the impact of risk events should they occur; · d) The internal reporting and monitoring systems to be used to monitor and manage the aforementioned risks, including contingent liabilities and off-balancesheet risks. See sections: E Compliant. _ 45. The audits committee’s role should be: · 1st Regarding internal monitoring and reporting systems: _ The main risks identified as consequence of the supervision of the efficacy of the company’s internal monitoring and internal audits, as the case may be, should be managed and appropriately disclosed. _ Monitor the independence and efficacy of the internal auditing; propose the selection, appointment, re-election and removal of the head of internal audits; propose the department’s budget; receive regular feedbacks on its activities; and verify that senior management is acting on the findings and recommendations of the reports. _ Establish and supervise a mechanism whereby staff can confidentially and, if necessary, anonymously report any irregularities detected in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the company.

Annual Report 2013 / ABENGOA 59 Annual corporate governance report · 2nd With regards to the external auditor: _ To be regularly informed by the external auditor on the progress and findings of the auditing plan and to ensure that senior management act on its recommendations. _ To make sure the external auditor remains independent and, for that purpose: · The company should notify the CNMV of any change of auditor as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same. · The Committee should investigate the issues giving rise to the resignation of any external auditor. _ In the case of groups, the Committee urges the group auditor to take on the auditing of all component companies. See sections: C1.36, C.2.3, C.2.4 and E.2 Compliant. _ 46. The audits committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer. Compliant. _ 47. The audits committee should inform the board on the following points from recommendation 8 before the board takes any of the relevant decisions: · a) The financial information that all listed companies must periodically disclose. The committee should ensure that interim statements are drawn up under the same Accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review. · b) The creation or acquisition of shares in special purpose entities or entities resident in countries or territories considered tax havens, and any other analogous transactions or operations which, due to their complexity, might impair the transparency of the group. · c) Transactions that are linked, except where their scrutiny is entrusted to some other supervision and monitoring committee. See sections: C.2.3 and C.2.4 Compliant. _ 48. The board of directors should seek to present the financial statement to the Shareholders during the General Meeting without reservations or qualifications in the audits report. Should such reservations or qualifications exist, both the Chairman of the Audits Committee and the auditors should clearly inform the shareholders on said reservations or qualifications. See section: C.1.38 Compliant. _ 49. The majority of the members of the Appointments –or Appointments and Remunerations Committee if only one exists– should be independent board members. See section: C.2.1 Compliant. _

Annual Report 2013 / ABENGOA 60 Annual corporate governance report _ 50. In addition to the functions listed in the preceding recommendations, the Appointments Committee should be responsible for the following: · a) Evaluating the necessary abilities, knowledge and experience on the Board, consequently defining the roles and capabilities required of the candidates to fill each vacancy, and deciding on the time and dedication necessary for them to properly perform their duties. · b) Appropriately examining or organizing the succession of the chairman and chief executive and, where necessary, making recommendations to the Board for said succession to proceed in a planned and orderly manner. · c) Reporting on the appointments and removals of senior staff that the chief executive may propose to the board. · d) Reporting to the board on the gender diversity issues discussed in recommendation 14 of this code. See section: C.2.4 Compliant. _ 51. The appointments committee should consult the company’s chairman and chief executive on especially matters relating to executive board members. Any board member may suggest possible candidates to the Appointments Committee if it deems fit, for filling out vacancies on the board of directors. Compliant. _ 52. In addition to the functions listed in the preceding recommendations, the Remunerations Committee should be responsible for the following: · a) Making the following proposals to the Board of Directors: _ The remuneration policy for board members and senior management; _ The remuneration and other contractual conditions of individuals of the executive board members; _ The standard conditions for senior officer employment contracts. · b) Oversee compliance with the remuneration policy set by the company. See sections: C.2.4 Compliant. _ 53. The remunerations committee should consult the company’s chairman and chief executive on especially matters relating to executive board members and senior management. Compliant.

Annual Report 2013 / ABENGOA 61 Annual corporate governance report H. Other information of interest _ 1. Provide a brief detail, if any, on all other relevant aspects in the matter of the corporate governance of the company or entities of the group that have not been included in the other sections of this report, but that the inclusion of which is necessary for the compiling of a more comprehensive and reasonable information on the structure and practices of governance in the entity or group. In 2013 Abengoa initiated a corporate compliance program in the company with the aim of preventing, detecting and watching out for bad business practices. The concept of corporate compliance was introduced in observance of international practices and of specific compulsory legal rules and regulations, especially practised in Anglo-Saxon Law. In Spain, until the enactment of the Transparency Law, corporate good governance recommendations were simply as such, recommendations, void of enforceability and legality, while on international markets companies were legally compelled to abide by specific conducts to avoid fraud among other bad practices. As a result of us drawing closer to the international markets, there was need to reconcile the international practices with the Spanish Laws. This led to the introduction of the concept of criminal liability of legal entities. The objective Abengoa hopes to attain by creating this program is for the board of directors and the management to apply and practice with ethics, legality and efficacy in business activities and transactions (good governance), with a systematic focus by the organization to evaluate and manage risks, as well as to ensure that the organization and its employees comply with the valid laws, existing regulations and standards, including the company’s behavioural standards (regulatory compliance), with Abengoa exercising the due control and providing a strategic vision to tackle the legal needs of the organization. The creation of a regulatory compliance monitoring program by introducing an effective system of good governance and crime prevention is also an inevitable resource for the reputation of Abengoa. Abengoa’s corporate compliance program establishes standards and procedures for preventing and detecting bad corporate practices with the board of directors acting as the authority supervising the implementation and improvement of the compliance program and creating the internal post of compliance officer. An appropriate corporate compliance program requires an evaluation of the criminal, social and corporate good governance risks, a monitoring authority, a follow-up, action and surveillance program as well as a significant task of continuous training of employees. _ 2. In this section, you may also include any other information, clarification or detail related to the sections set forth above in the report, to the extent that these are deemed relevant and not reiterative. Specifically, indicate whether the company is subject to non-Spanish legislation with regards to corporate governance and, if so, include the information it is obliged to provide and which is different from that required in this report. Admission to trade on NASDAQ The ADS (American Depositary Shares) of Abengoa, SA purchased for Class B Shares were officially admitted to trade on NASDAQ, electronics stock market of American shares, on October 17, 2013. As a consequence thereof Abengoa has to comply with the SEC requirements on the aspect of providing information, which implies reporting to the SEC all relevant information that the CNMV may publish in Spain, as well as having to make certain financial information available to SEC on yearly basis.

Annual Report 2013 / ABENGOA 62 Annual corporate governance report International Advisory Board In 2010, Abengoa, becoming aware of its growing international implications in business transactions, created the International Advisory Board, with the board of directors empowered to select its members. The Advisory Board is a non-ruled voluntary body that renders technical and advisory consultancy services to the board of directors, under which it is organically and functionally subordinate, as consultant and strictly professional adviser; its main function is to serve as support to the board of directors within the scope of the latter’s own competences, collaborating and advising, basically focusing its activities on responding to inquiries made by the Board of Directors in connection to all issues on which the board of directors may seek advice, or even suggesting and making proposals deemed outcome of their experience and analysis. This task of providing consultancy in strategic, environmental and corporate themes is in line with the greater knowledge Abengoa holds in the needs of the various interest groups. It is one of the best indicators of the needs of interest groups In 2013 the number of the International Advisory Board was increased from 9 to 11 members with the incorporation of Mr. Javier Benjumea Llorente, of the Wilmer Cutler Pickering Hale and Dorr LLP Law Firm (Pennsylvania, Washington, DC, in the US) and of Mr. Alan Garcia Perez and the exit of Mr. Carlos Sebastian Gascón. The international advisory board comprises of persons of renowned prestige in various matters at the international level. The most suitable profiles are selected based on the criteria of qualifications regardless of gender. The procedure for selecting them is not based on specific interests but on professional merits and profiles. The members of the advisory board serve for two years, with the board of directors empowered to select its members who can also be re-selected. One of the board members was female, from India, Ms. Pamposh Bhat. Her tenure ended after she served for two years. Composition and profiles Javier Benjumea Llorente Executive Chairman José Borell Fontelles Vice-chairman Kemal Dervis Member Mario Molina Member Nicholas Stern Member Ricardo Hausmann Member Bill Richardson Member Lord Douro Member Álvaro Fernandez - Villaverde y Silva Member Alan Garcia Perez Member Wilmer Cutler Pickering Hale and Dorr LLP Law Firm (Pennsylvania, Washington, DC in the US) Member Whistleblowing Channel Abengoa and its business units have been operating a whistleblower channel since 2007 pursuant to the requirements of the Sarbanes-Oxley Act, whereby interested parties may report to the audits committee possible irregularities regarding accounting, auditing or internal controls over financial reporting. A register is kept of all communications received in relation to the whistleblower, subject to the necessary guarantees of confidentiality, integrity and availability of the information. The Internal Audits team conducts an inquiry into each claim it receives.

Annual Report 2013 / ABENGOA 63 Annual corporate governance report In highly technical cases, the company secures the assistance of independent experts, thus ensuring at all times that it has the sufficient means of conducting a thorough investigation and guaranteeing sufficient levels of objectivity when performing the work. Rights inherent in Class A and B Shares Article 8 of Abengoa’s Bylaws regulates the different rights inherent in Class A and B shares. The extraordinary general shareholders’ meeting held on the second call on September 30, 2012, agreed to amend Article 8 of Abengoa’s Bylaws to include a mechanism for voluntarily converting class A shares into class B shares. Below is the aforementioned sub-section of the aforementioned Article 8 which includes the right of voluntary conversion: “ [...] A.3) The Right of conversion into Class B Shares Each Class A Share entitles its owner to the inherent right to convert it into a Class B Share until December 31, 2017. Owner may exercise its right of conversion by notifying the company or, better still, as the case may be, the agency designated for such, through the corresponding participating entity of the Securities Registration, Compensation and Liquidation Management Company (Iberclear), through any media that permits the issuance of remittance and reception of receipts, of notification, deemed irrevocably and unconditionally submitted, reflecting the total number of class A shares owned by said owner and the exact number of class A shares over which said owner wishes to exercise the inherent rights of conversion, in order for the Company to execute the agreements necessary for effecting the aforementioned conversion and to subsequently inform the CNMV by issuing the corresponding Notice of Significant Event. The aforementioned notice shall include the corresponding Certificate of Ownership and Legitimacy for the Class A Shares issued by an entity that must be participant in the Iberclear Management Systems, or through an intermediary or depository or financial entity managing the shares under the terms set forth in the regulations governing securities representation by means of book-entry or through any other equivalent means of accreditation to which the Company grants sufficient validity for that purpose. The exercise of the inherent conversion rights of a class A shares shall be understood as a deduction in the company’s stock capital in the amount of the difference between the nominal value of the class A shares for which the inherent rights are exercised and the nominal value of the same number of class B shares, an amount that will increase the restricted reserve which the company would already have set aside for that purpose and in accordance with Article 335.c) of the Corporations Act. The Board of Directors, with the specific faculty of substitution by the Chairman or the Chief Executive, shall be empowered to determine the period, frequency and procedure for exercising the inherent conversion rights, including, if applicable, the decision of adequacy of the aforementioned equivalent means of accreditation, as well as all other aspects that may be deemed necessary for the proper and correct exercise of said right, which shall all be appropriately communicated through the corresponding notice of significant event. [] Reinforcement to guarantee minority rights In it’s relentless struggle to reinforce minority rights, Abengoa submitted a series of bylaw amendments to the extraordinary general shareholders’ meeting for approval for the purpose of ensuring that the so-called “defence of minority rights” does not suffer infringements for the mere fact that two different classes of shares exist with different nominal values simply because the lesser nominal value of the class B shares would entail that it is more difficult to obtain the percentages of the stock capital required for the exercise of policy rights. Thus, the general meeting of the shareholders approved the amendments of Abengoa’s bylaws in the manner set forth below to envisage that all rights are exercised considering the number of shares as basis for the percentage, and

Annual Report 2013 / ABENGOA 64 Annual corporate governance report not the stock capital. These rights, like, for example, the right to convene a shareholders meeting or to request the exercise of corporate liability action, requires the ownership of a specific percentage of stock capital in the nominal sense (in the cited case, 5%). Specifically, the extraordinary general meeting of the shareholders approved the amendment of the bylaws in order for it to reflect as follows: that shareholders would require to own three hundred and seventy-five (375) shares, regardless of whether class A or B, to attend the general meeting of the company’s shareholders; that shareholders should be allowed to request the publication of a supplement to the call for an ordinary general meeting of shareholders including one or more points on the agenda and to submit proposals of decisions on issues already included or that should be included on the agenda of the convened meeting based on the number of shares owned by the shareholders; that (i) shareholders who own one percent of the voting shares may request the presence of Notary Public to endorse the minutes of the general meetings of shareholders on the basis of the number of shares that they may own; (ii) shareholders who own five percent of voting shares may request the convening of the general meeting of the shareholders to decide on the corporate liability action against directors or to exercise the corporate liability actions without or against the decision of the shareholders’ general meeting; that the company’s board of directors convene a general meeting of the shareholders if requested as such by shareholders representing five percent of the company’s voting shares; that the company’s board of directors may extend the general meeting of the shareholders if requested as such by the shareholders representing five percent of the company’s voting shares and that the company’s board chairman may suspend the rights to information as established in Article 197 of the Corporations Acts if requested as such by shareholders representing less than twenty-five percent of the company’s voting shares. _ 3. The company may also indicate whether it voluntarily adhered to other codes of the principles of ethics or other good practices, international, sector-wise or of other scope. As the case may be, the company shall identify the code in question and the date of adherence thereto. As a result of our commitment to transparency, in order to continue to ensure the reliability of the financial reporting prepared by the company, we adapted it to the requirements established in section 404 of the United States Sarbanes-Oxley Act (SOX) (during the year 2007). For another year, we are able to voluntarily submit the internal monitoring system of the whole group to an independent evaluation process conducted by external auditors under the PCAOB (Public Company Accounting Oversight Board) audits standards. This standard is a compulsory law for all companies listed in the United States and is intended to ensure the reliability of the financial reporting of these companies and to protect the interests of their shareholders and investors by setting up an appropriate internal monitoring system. Thus, and even though none of the Business Units are under obligation to comply with the SOX Law, Abengoa believes it is best for all its companies to comply with said requirements, since said rules complete the risks monitoring model that the company uses. Likewise, in 2002 Abengoa signed the United Nations World Pact, an international initiative aimed at getting entities to voluntary commit to social responsibility, by implementing the ten principles based on human, labour and environmental rights, and on the fights against corruption In 2006 Abengoa Peru signed the United Nations World Agreement, an agreement that is part of the principles of strategy, culture, and the daily transactions of our company, and we strive to make a clearer declaration of our commitments - both to our employees, colleagues, clients, as well as to the public in general. Also, in 2007, the company signed the Caring for Climate initiative, also from the United Nations. Consequently, Abengoa set in motion a system of reporting on greenhouse gas (GHG) emissions which would permit it to register its greenhouse gas emissions, know the traceability of all its supplies and to certify its products and services.

Annual Report 2013 / ABENGOA 65 Annual corporate governance report This Annual Corporate Governance Report was approved by the company’s Board of Directors at its meeting held on: February 20, 2014. Indicate whether Board Members voted against or abstained from voting for or against the approval of this Report. No.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

	By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: February 20, 2014

4